Form 10-K405, Exhibit 13
period 1995-12-31
UCAR INTERNATIONAL INC
filed 1996-06-05
CIK 931148

EXHIBIT 13.1

                                     [LOGO]

                                      UCAR
                  Continuing a Tradition of Global Leadership

                               1995 ANNUAL REPORT

                                  [cover page]

ON THE COVER:
A view of the interior of an electric arc furnace as scrap metal is converted to molten steel at 3,000 degrees Fahrenheit.

ABOUT UCAR:
Formerly the Carbon Products Division of Union Carbide Corporation, UCAR International completed an initial public offering of common stock in August, 1995. For over a century, UCAR has been one of the world's leading producers of carbon and graphite products for industrial applications in a diverse array of industries - metal production, electronics, chemical, aerospace and transportation, among others. Our products, which are manufactured on four continents and sold in over 70 countries, continue to be of the highest quality available in the world.

TABLE OF CONTENTS:
  1    Financial and Operating Highlights
  2    Letter to Stockholders
  6    Business Overview
  10   Continuing a Tradition of Global Leadership
  21   Five Year Financial Summary
  22   Management's Discussion and Analysis
  29   Financial Statements
  33   Notes to the Financial Statements
  51   Report of Independent Auditors
  52   Directors and Officers
  IBC  Corporate and Investor Information

                              [back of cover page]

FINANCIAL AND OPERATING HIGHLIGHTS
________________________________________________________________________
(dollars in millions, except per share data)         1995        1994
- ------------------------------------------------------------------------
Net sales                                            $   901     $   758
Gross profit                                             345         243
Operating profit                                         189         162
Pro forma operating profit(1)                            214         158
Net income (loss)                                        (12)        100
Pro forma net income(1)                                   91          60
Pro forma net income per share(1)                    $  1.87     $  1.23
Weighted average shares outstanding (in 000's)        48,763      48,658
- ------------------------------------------------------------------------
Cash and cash equivalents                            $    53     $    60
Total assets                                             864         778
Long-term debt, less current portion                     636         223
Stockholders' equity (deficit)                          (167)        192
- ------------------------------------------------------------------------
EBITDA(2)                                            $   249     $   201
Depreciation                                              38          39
Capital expenditures                                      65          34
Total interest expense                                    93          19
- ------------------------------------------------------------------------
Shipments of graphite electrodes (000's of metric tons)  217         196
Number of employees (beginning of period)              4,114       4,361
________________________________________________________________________

(1) Operating profit and net income have been adjusted as if the Recapitalization, the Offering, the Redemption and the Refinancing occured as of January 1, 1994 and exclude the extraordinary charge and non-recurring effects of the Recapitalization and the Offering. (For definitions see Management Discussion and Analysis of Financial Condition and Results of Operations).

(2) EBDITA, for this purpose, means operating profit plus depreciation, amortization and the portion of restructuring charges applicable to fixed asset write-offs. (See note (J) to the Selected Historical Consolidated Financial and Operating Information).
________________________________________________________________________________
                                  [BAR GRAPH]:
                                    NET SALES
                                  ($ millions)

                    PLOT POINTS:
                                    1991 1992 1993 1994 1995
                                    ---- ---- ---- ---- ----
                    Net Sales       $648 $659 $740 $758 $901
                    ----------------------------------------
                    ________________________________________
                                  [BAR GRAPH]:
                                  GROSS PROFIT
                                  ($ millions)

                    PLOT POINTS:
                                    1991 1992 1993 1994 1995
                                    ---- ---- ---- ---- ----
                    Gross Profit     $94 $104 $203 $243 $345
                    ----------------------------------------
                 ______________________________________________
                                  [BAR GRAPH]:
                                OPERATING PROFIT *
                                  ($ millions)

                 PLOT POINTS:
                                       1991 1992 1993 1994 1995
                                       ---- ---- ---- ---- ----
                 Operating Profit      $(22) $(1) $80 $162 $189
                 ----------------------------------------------
                 * Pro-forma (1)
________________________________________________________________________________

DEAR FELLOW STOCKHOLDERS:

Nineteen hundred ninety-five was a terrific year for our company. Through teamwork, over 4,000 employees worldwide were responsible for UCAR's most successful year in over a decade. We delivered strong gains in sales, unit volumes, and profit margins.

Our accomplishments in 1995 were preceded by a decade of dramatic change. Since 1984, we have significantly increased efficiency and profitability by focusing on value added activities, consolidating operations and exiting unprofitable lines of business. We have also directed our talents and skills into what is best described as a reinvention of virtually every aspect of our business.

Today, UCAR is the largest and, we believe, the lowest cost producer of graphite electrodes in the world. Not content to rest on our laurels, we seek ways to continuously improve profitability and to enhance our strong competitive position.
________________________________________________________________________________
                                 [PHOTOGRAPH]:

          ROBERT P. KRASS, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF
                               EXECUTIVE OFFICER
________________________________________________________________________________

FISCAL 1995 HIGHLIGHTS

With continued improvement in our core graphite electrode business and solid performances in our other businesses, UCAR's operating results excluding non-recurring charges and expenses - were exceptional. Net sales rose 19% to $901 million while pro forma operating profit increased 35% to $214 million. Volume and price increases, coupled with cost reductions, in all product lines contributed to improved gross profit margins.

At the same time, our ownership changed not once, but twice. With considerable investment and the involvement of The Blackstone Group, we successfully piloted the company through a leveraged recapital-ization taking on $965 million in debt to buy 75% of the company from our corporate owners, Mitsubishi and Union Carbide. Representing a significant turning point in our history, 41% of the company was sold to the public in an initial public offering later in the year. For the first time in nearly 100 years, UCAR stands as an independent entity fully in control of its destiny.

UCAR's substantial cash resources were deployed in ways that will assure a strong foundation for the future. Placing the company on a sounder financial footing, total debt was reduced by $304 million over the course of the year. The reduction in debt, coupled with the refinancing of our bank credit facilities, will generate $34 million in annual savings in interest and related expenses based on debt levels at the time of the refinancing.

To maintain our leading position in the industry, we also reinvested in our business. Our purchase of the minority shares in our Brazilian subsidiary, the North
________________________________________________________________________________
           "UCAR's operating results were exceptional. Sales rose 19%
           to $901 million while pro forma operating profit increased
                             35% to $214 million."
________________________________________________________________________________

American Rationalization Project, and various other technology improvement efforts are all examples of our dedication to maximizing the value of our assets to ensure efficient, low cost production. Our cost reduction projects have an average payback period of less than two years. We demand, and get, quick return from our investments.

Our Board of Directors was made even stronger with the addition of two, well regarded executives independent of the company or its largest shareholder. The appointment of John R. Hall, Chairman and Chief Executive Officer of Ashland Inc., last November was followed by that of R. Eugene Cartledge, former Chairman and Chief Executive Officer of Union Camp Corporation, in February of this year. Their extensive experience in the management of large, multinational corporations will be of great value as we move forward.

GUIDED BY A COMMON VISION

The commitment of UCAR's employees around the world has been central to our success. Though our roots can be traced back to 1886, it has only been in the last decade that we have created the seamless global organization that UCAR is today. United by a common vision, we work toward common goals.

Every individual is dedicated to the success of the business in an environment that encourages each of us to make his or her maximum contribution to the business. We have pride of ownership in our jobs enabling full participation in the decisions that shape our future. Adaptability and innovation will continue to be vital components of our success.

At UCAR, we continuously improve the quality of our products and processes in order to provide the best value to our customers. We set the standards that others attempt to meet. In all that we do, meeting our obligations to our communities and employees in all matters of health, safety and the environment is of chief concern.

Our goal is to produce superior results in profitability and cash flow by aggressively managing our assets to generate the highest return at the lowest cost. We are always
________________________________________________________________________________
              "We have pride of ownership in our jobs enabling full
       participation in the decisions that shape our future. Adaptability and innovation will continue to be vital components of our success."
________________________________________________________________________________

evaluating ways to redeploy cash flow to increase UCAR's value over the long-term.

With a significant ownership position in the company, our interests are aligned with those of stockholders. Members of management currently hold in excess of 11% of UCAR's common shares, either directly or through stock options, and employee ownership is widespread. Equally as important, incentive compensation is directly related to the company's operating performance. Our personal stake in the company's future success ensures that the creation of stockholder value remains a high priority.

For our stockholders, the most important measure of our performance remains our stock price. By the end of 1995, UCAR's stock price had increased 42% over the initial public offering price.

COMMITTED TO STEADY, PROFITABLE GROWTH

The outlook for our industry is positive. Electric arc furnace (EAF) capacity increased by 20 million metric tons in 1995 and, based on current patterns, we expect growth to continue above the trend line rate of 4% through 1998. EAF capacity additions in 1995 and announced additions total over 90 million metric tons through 1998, a 41% increase over 1994's production level. Growth is projected in all areas of the world. The conversion of several integrated producers to the more economical electric arc furnace method of steel making is especially encouraging. We see opportunities for further growth in the Asia Pacific region, Eastern Europe and the Middle East.

Fewer players and limited availability of excess capacity in the graphite electrode industry should continue to foster favorable trends in pricing. As the only manufacturer with significant excess capacity and the ability to quickly expand capacity, incrementally, on a cost-efficient basis - UCAR stands ready to benefit from the anticipated increase in demand for graphite electrodes. Based on our current outlook, annual sales could break through the $1 billion mark in the not too distant future.
________________________________________________________________________________
           "Our goal is to produce superior results in profitability
         and cash flow by aggressively managing our assets to generate the highest return at the lowest cost."
________________________________________________________________________________

Our strategy is clear. We intend to remain fully focused on maintaining UCAR's leadership in the electrode business. At the same time, we will leverage our strength in carbon and graphite technology by expanding selected, high return businesses such as superfine grain graphite products and GRAFOIL (Registered).

Our efforts to reduce costs and improve productivity are ongoing. On the financial front, further debt reduction remains a top priority. Overall, we will continue to manage our business with a focus on maximizing profitability, not market share.

In closing, we thank our Board of Directors, our suppliers and customers, and our stockholders for their support. We also wish to extend our deepest gratitude to our fellow employees. Their contributions made our achievements possible.


/s/ Robert P. Krass
- -------------------
Robert P. Krass
Chairman of the Board,
President and Chief Executive Officer


March 8, 1996

BUSINESS OVERVIEW

It's tough to be the best. It takes ingenuity, perseverance and hard work. At UCAR, that's what we've done every day for over 100 years.

The coal used in power generation, the 'lead' in pencils, the diamonds in fine jewelry, and the shared element in over one million organic compounds - from human brain cells to gasoline ... they all have one thing in common: carbon. Though not the most abundant element on earth, carbon is part of our very essence and touches our lives in countless ways every day.

Because of their unique chemical
________________________________________________________________________________
                                  [PHOTOGRAPH]:

            AN ELECTRIC ARC FURNACE BEING CHARGED WITH SCRAP METAL.
________________________________________________________________________________

and physical properties, products manufactured from carbon and graphite are essential to modern manufacturing in industries as diverse as printing and metal production. Where metals, ceramics and polymers were once used, engineers have learned that carbon or graphite materials can often be substituted to provide superior performance - at a lower cost. Thermally stable and slow to combine with other elements, they are especially well suited to high temperature applications.

The natural  supply of  elemental  carbon is simply
________________________________________________________________________________
                                  [PIE CHART]:

                              NET SALES BY PRODUCT
                              --------------------
                            75% Graphite Electrodes
                               9% Carbon Products
                            12% Graphite Specialties
                                   4% Grafoil
________________________________________________________________________________

not great enough to meet its commercial demand, so it is produced synthetically. From our founding as the National Carbon Company in 1886, we have been the world's foremost producer of carbon and graphite products for industrial applications. A commitment to technological innovation and the highest levels of product quality and service has allowed us to remain the industry's leader.

During 1995, gains were registered in each of our product lines: Graphite Electrodes, Graphite Specialty Products, Carbon Products and GRAFOIL (Registered).
________________________________________________________________________________
                                   [DIAGRAM]:

                   DEPICTION OF GRAPHITE ELECTRODE PRODUCTION
________________________________________________________________________________

GRAPHITE ELECTRODES

Representing 75% of sales, Graphite Electrodes continued to be our single largest product area. Fueled by increases in both volume and price, sales of Graphite Electrodes rose 19% to $676 million in 1995. Sales of Graphite Electrodes continued to benefit from growth in the volume of steel produced in electric arc furnaces which has more than doubled over the past two decades. As a result of their cost and operating efficiencies, derived in part from their smaller size, the so-called 'mini-mills' have seen their share of total steel production rise from
________________________________________________________________________________
        "Fueled by increases in both volume and price, sales of Graphite
                 Electrodes rose 19% to $676 million in 1995."

                                 [PHOTOGRAPH]:

           FINISHED GRAPHITE ELECTRODES BEING PREPARED FOR SHIPMENT.
________________________________________________________________________________

under 15% in the early-1970's to approximately 33% in 1995.

Standing up to nine feet tall and weighing over two tons, Graphite Electrodes conduct electricity into the furnace generating heat sufficient to melt the raw materials used to make steel. Graphite Electrodes are the only products available that can withstand the high temperatures, up to 5,000 degrees Fahrenheit, reached during production. The electrodes are consumed during the production process, at an average rate of one electrode every eight to ten operating hours, creating

______________________________________________________________________________________________________________________________
                                                         [AREA GRAPH]:

                                                      EAF STEEL PRODUCTION
                                                      --------------------
                                                   (millions of metric tons)
PLOT POINTS:
YEARS                  70  71  72  73  74  75  76  77  78  79  80  81  82  83  84  85  86  87  88  89  90  91  92  93  94  95
- -----                 --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- ---
EAF STEEL PRODUCTION   86  87  86 111 123 113 125 132 149 160 162 161 153 163 178 183 184 197 210 214 218 213 215 228 230 243
- ------------------------------------------------------------------------------------------------------------------------------

______________________________________________________________________________________________________________________________

a renewable source of demand. The world's largest producer of Graphite Electrodes, UCAR holds an estimated 31% share of the free world market and a 42% share of the markets where we have manufacturing facilities.

While technological advances and gains in operating efficiency have resulted in a decline in the consumption of Graphite Electrodes per ton of steel produced, the increase in EAF production continues to generate increased demand for Graphite Electrodes. As the growth sector of the steel industry, EAF capacity increased by an estimated 20
________________________________________________________________________________
                              [DIAGRAM]:(Continued)
                              ---------------------

           DEPICTION  OF  GRAPHITE  ELECTRODE  PRODUCTION
1  Coke  silo
2  Rotary  dryer
3  Rolling mill crusher
4  Screen
5  Four rolling mill
6  Weighing
7  Pitch
8  Mixer
9  Extrusion press
10 Cooling tank
________________________________________________________________________________
million metric tons in 1995. Announced capacity additions could add another 75 million metric tons over the next three years. Technological advances continue to expand the types of steel produced in electric arc furnaces contributing to the sector's growth.

GRAPHITE SPECIALTY PRODUCTS

Graphite Specialty Products take many shapes and forms including: refractories, vessels, molds, pumps, pipes, valves, and fuel cells. These products can be made in virtually any size or shape and can be machined to very precise specifications. As just one example of the end
________________________________________________________________________________
                                  [PHOTOGRAPH]:

          A CARBON REFRACTORY, FOR USE IN A BLAST FURNACE, DURING THE
                             COURSE OF PRODUCTION.
________________________________________________________________________________

uses of these products, graphite molds are used to cast the metal wheels for rail cars.

With a customer base that includes manufacturers in the metals, chemicals, transportation, energy, electronics and aerospace industries, Graphite Specialty Products were in strong demand with sales rising to $111 million, 32% over 1994's level. Limited worldwide capacity and growing demand for superfine grain graphite products prompted the decision to expand manufacturing capacity over the next two years by installing a
________________________________________________________________________________
            "Graphite Specialty Products were in strong demand with
             sales rising to $111 million, 32% over 1994's level."
________________________________________________________________________________

'focused factory' within our Clarksburg, West Virginia facility. Used in the semi-conductor industry as well as in continuous casting and electrical discharge machining applications, the market for superfine graphite products is estimated at $400 million annually and is projected to grow at a faster pace than our core electrode markets.

CARBON PRODUCTS

Used to manufacture silicon metal, elemental phos-phorus and ferro-nickel, carbon electrodes represent the majority of Carbon Products sales. Other Carbon Products include cathodes for the
________________________________________________________________________________
                              [DIAGRAM]:(Continued)
                              ---------------------

                   DEPICTION OF GRAPHITE ELECTRODE PRODUCTION
________________________________________________________________________________
primary production of aluminum and refractory materials used to line blast and cupola furnaces for iron production. Sales of Carbon Products rose 14% to $80 million in 1995.

With an estimated 42% of the free world market, UCAR is the world's largest manufacturer of carbon electrodes and the only one of its kind in all of North and South America. Free world demand for carbon electrodes has been relatively stable over the past ten years at approximately 75,000 metric tons annually. While the market for carbon electrodes is expected to remain flat or
________________________________________________________________________________
                                 [PHOTOGRAPH]:

             CARBON ELECTRODES, WHICH ARE USED IN PRIMARILY IN THE
                          PRODUCTION OF SILICON METAL.

        "With an estimated 42% of the free world market, UCAR is world's largest manufacturer of carbon electrodes."
________________________________________________________________________________

decline slightly over the next several years, UCAR's strong competitive position is expected to remain intact.

GRAFOIL(Registered)

Developed by UCAR, GRAFOIL(Registered) is a flexible graphite product made in thin sheets that can be fashioned according to its ultimate use. When pressed against a surface, GRAFOIL(Registered) bends and conforms to the surface forming a tight, chemical resistant bond.

GRAFOIL(Registered)'s heat resistance and chemical stability make it a popular facing material for gaskets and seals in the automotive, power, petrochemical and oil refining
________________________________________________________________________________
            "Though just 4% of total sales, GRAFOIL (Registered) is a
           highly profitable, niche business with unique applications"
________________________________________________________________________________

industries. Particularly in the United States, where older, asbestos-type gaskets and seals have been largely phased out, GRAFOIL(Registered) flexible graphite has become the material of choice for many applications. UCAR holds approximately 60% of the U.S. market for flexible graphite. Though just 4% of total sales, GRAFOIL(Registered) is a highly profitable, niche business with unique applications. Sales of GRAFOIL(Registered) have grown at an average annual rate of 14% over the past ten years and we continue to evaluate opportunities to further expand this business.
________________________________________________________________________________
                              [DIAGRAM]:(Continued)
                              ---------------------

                   DEPICTION OF GRAPHITE ELECTRODE PRODUCTION

11 Baking furnace
12 Pitch impregnation
13 Graphitizing furnace
14 Machining
15 Shipping
________________________________________________________________________________

Lean and efficient, UCAR is well situated to continue its tradition of global leadership. Here are just a few of the reasons why.

OUR SALES AND MANUFACTURING NETWORK SPAN THE GLOBE

UCAR's operations around the world were developed long before 'going global' entered the business strategist's lexicon. Ever the innovator, we have taken the management of multi-national operations a step further. Over the past decade, we have worked to erase the boundaries between nations to create a SEAMLESS, WORLDWIDE ENTERPRISE.

Though our workforce of over 4,000 employees represents a diversity of nationalities and cultures, we are all dedicated to maintaining low cost production and to providing our customers, wherever they may be, with the highest quality products and service. And, with sales in over 70 countries, OUR CUSTOMERS ARE LOCATED IN EVERY CORNER OF THE WORLD.

To serve the global needs of our markets, UCAR operates manufacturing facilities in nine countries on four continents - North America, South America, Europe and Africa. A total of 18 sales offices in 12 countries serve as THE VITAL LINK between our customers and [text continue in page 13]
________________________________________________________________________________
                                  [PIE CHART]:

                  GRAPHITE ELECTRODE SALES BY GEOGRAPHIC AREA
                  -------------------------------------------
                                27% USA & Canada
                                9% South America
                                   9% Mexico
                               22% Western Europe
                               6% Eastern Europe
                                10% Asia Pacific
                             17% Africa/Middle East


                                  [PHOTOGRAPH]:

       RAW MATERIALS ARE PREPARED, BLENDED WITH COAL TAR PITCH, EXTRUDED
        THROUGH A FORMING PRESS, AND THEN CUT TO FORM GREEN ELECTRODES.
________________________________________________________________________________

        ================================================================
            MAXIMIZING PROFITABILITY THROUGH GLOBAL ASSET MANAGEMENT
            --------------------------------------------------------

          In a capital intensive business such as ours, maximizing the productivity of assets is crucial to our overall
             profitability. We maintain our competitive position by
               continually seeking opportunities to deploy UCAR's
           SUBSTANTIAL CASH FLOW in ways that leverage our strengths
             and favorably impact the bottom line. During 1995, we
              acquired virtually all of the minority shares of our
          Brazilian subsidiary for approximately $55 million. The full integration of this lower-cost facility into our worldwide manufacturing operations will enable IMPROVED PRODUCTION
            EFFICIENCIES, ultimately resulting in a higher, overall
          gross margin for UCAR. Majority ownership also provides for more FLEXIBILITY in global sourcing alternatives and better management of cash flow.
         ================================================================

         ================================================================
                      REDUCING COSTS THROUGH RE-ENGINEERING
                      -------------------------------------

             Initiated in 1995, the North American Rationalization
               Project is another example of UCAR's commitment to
          maintaining LOW-COST, EFFICIENT OPERATIONS. At a total cost of $31 million, including $27 million in capital
              expenditures, the graphite electrode capacity in our
           Columbia, Tennessee plant will be shut down while capacity in our lower cost plants in Clarksville, Tennessee and
             Monterrey, Mexico will be incrementally expanded. The
          Project will ultimately result in $23 MILLION IN ANNUALIZED
           COST SAVINGS upon its completion in mid-1996. Of this, $8
           million was achieved in 1995 and an additional $12 million in savings is anticipated in 1996. With a relatively SHORT
           PAYBACK PERIOD, this project is indicative of our approach to capital investments.
        ================================================================

________________________________________________________________________________
                                  [PHOTOGRAPH]:

          GREEN ELECTRODES ABOUT TO ENTER A FURNACE WHERE THEY WILL BE
           BAKED AT 1,400 DEGREES FAHRENHEIT TO FURTHER CARBONIZE THE
                                     PITCH.
________________________________________________________________________________

[text continued from page 10]
UCAR's manufacturing, research and technical service operations. This integrated network, the broadest in our industry, guarantees our customers timely delivery and technical support virtually anywhere.

UCAR's strategic global presence allows us to take full advantage of many international sourcing and supply channels, trading partnerships and business opportunities no matter where they are.

In 1995, two-thirds of total sales were generated outside the United States. In our core graphite electrode business, other than the United States where 25% of our graphite electrodes were sold, no more than 10% of sales came from any one country. Though we are not immune to economic cycles, the diversity of our sales base provides a measure of protection against an economic downturn in any particular region.

WE ARE A LOW COST PRODUCER

Faced with an industry-wide glut of capacity and declining profitability in the early 1980's, drastic action was necessary. We closed plants, consolidated operations, shifted production to lower cost facilities, and rethought every aspect of our business. In all, over 40% of our capacity was eliminated and VIRTUALLY EVERY PROCESS WAS REDESIGNED.

Central to our success in this far-reaching endeavor was the involvement and cooperation of our employees. Working in teams,

EMPLOYEES WERE EMPOWERED to make day-to-day operating decisions stimulating the leadership qualities, personal initiative, and fresh thinking required to reinvent UCAR.

THE RESULTS ARE IMPRESSIVE. Since 1990, we have reduced the number of employees by nearly 40%, inventories are down by 20% and over $100 million in permanent, annual cost savings have been achieved. At the same time, our average production cycle was halved and sales per employee more than doubled.

Today, we believe UCAR is the industry's LOWEST COST PRODUCER. More importantly, we have built a cost structure that is highly flexible raw materials and labor are 70% of our operating costs and our production facilities are largely modular.

With the ability to adjust to changes in demand with ease, capacity can be incrementally expanded to meet increased demand while profit margins are more stable during downturns.

Ours is a mature and competitive industry and, if we are to remain its leader, maintaining our position as a low cost producer is critical. Being a low cost producer does not mean cutting corners or taking shortcuts. It does mean constantly improving production methods, eliminating redundancy and implementing the latest technologies. At UCAR, we STRIVE TO CONTINUOUSLY IMPROVE everything we do in order to take costs out of the system, without compromising quality.

________________________________________________________________________________
                                   [BAR GRAPH]:
                               SALES PER EMPLOYEE
                                 ($ thousands)

                 PLOT POINTS:
                                       1991 1992 1993 1994 1995
                                       ---- ---- ---- ---- ----
                 Sales per employee    $104 $121 $163 $174 $216
                 ----------------------------------------------
________________________________________________________________________________

________________________________________________________________________________
                                  [PHOTOGRAPH]:

           ELECTRODES LEAVING SPECIALLY DESIGNED FURNACES WHERE THEY
            HAVE BEEN HEATED TO 5,000 DEGREES FAHRENHEIT TO CONVERT
                              CARBON TO GRAPHITE.
________________________________________________________________________________

WE ARE COMMITTED TO THE HIGHEST LEVELS OF QUALITY

As a global force in a competitive industry, our success hinges on our reputation for quality. We were among the first in the industry to adopt Statistical Process Control manufacturing methods and to embrace a of Total Quality. Extending throughout our worldwide operations, our COMMITMENT TO QUALITY GUIDES EVERYTHING WE DO.

Total Quality begins with a commitment to technological innovation. What was considered a high quality electrode five years ago can no longer meet the exacting standards of today's modern electric arc furnaces. At our Technical Center in Parma, Ohio - widely recognized as the finest of its kind in the world
- - scientists and engineers are continually working to develop THE NEXT GENERATION OF CARBON AND GRAPHITE TECHNOLOGY. By providing valuable design assistance, technical information and educational programs, they also ensure that our customers gain the maximum benefit from our products.

To ensure world class performance, UCAR has also adopted INNOVATIVE MANAGEMENT TECHNIQUES. Using empowered teams, employees have been given the responsibility to produce results. Fewer layers of management mean streamlined reporting, enabling decision making at the lowest levels. Across the organization, TEAMS CONTINUE TO INITIATE and lead efforts to improve our products and customer service.

Our Partners-in-Quality program is vital to our pursuit of excellence. By encouraging our suppliers to live up to the same high standards our customers expect from us, we have established productive working relationships that have led to improved product quality, more satisfied customers, and LOWER COSTS for all involved.

The recipient of numerous quality, material conservation, employee safety and preferred supplier awards, UCAR is internationally recognized as a pace setter in quality improvement programs. This CONSTANT QUEST FOR QUALITY will assure our continuing success as the world leader in our industry.

OUR CUSTOMERS ARE THE KEYS TO OUR SUCCESS

From the beginning, we have worked in close partnership with our customers to ensure the optimal performance of our products. The mutual benefits of these partnerships are most evident among our customers in the EAF segment of the steel industry.

By FOCUSING ON THEIR NEEDS, UCAR has earned a reputation for providing practical solutions to everyday problems. [text continue in page 19]
________________________________________________________________________________
                                  [PHOTOGRAPH]:

             ELECTRODES BEING MACHINED TO COMPLY WITH INTERNATIONAL
            STANDARDS GOVERNING OUTSIDE DIAMETER, OVERALL LENGTH AND
                             JOINT SPECIFICATIONS.
________________________________________________________________________________

        ================================================================

            MAINTAINING LEADERSHIP THROUGH TECHNOLOGICAL INNOVATION
            -------------------------------------------------------

           The on-going trend toward HIGH PERFORMANCE engines in the automotive industry has resulted in increasingly lighter, more compact vehicles creating a more stressful environment for the engine and its components. Add to the equation more electronic controls and a desire for greater fuel efficiency and reduced emissions and you have A NEED FOR IMPROVED
           GASKETS and sealing devices. Many higher cost substitutes
          for asbestos, historically the material of choice, have been introduced. Until GRAFOIL (Registered), none offered the
               same breadth of performance. Without the health or
          environmental concerns of asbestos, GRAFOIL (Registered) is even MORE EFFECTIVE at sealing irregular surfaces and its
                 cost is lower than the available alternatives.
        ================================================================

        ================================================================

                   INCREASING EFFECTIVENESS THROUGH TEAM WORK
                   ------------------------------------------

             It was A NORMAL DAY in our Welland, Ontario plant. The
             team in Shipping was scheduling the month's work. Faced
            with a new record for shipments, the team needed to make
             DECISIONS and they needed help. Shipping increased the
            length of the work day. The folks in Sales and Marketing
            handled paperwork and arranged carriers. Team members in Forming, Baking, and Graphitizing shut down a portion of their areas to load carriers with product. The guards at
          gate Number Two weighed each load. By the end of the month, all scheduled deliveries had been made and the old record
                    had been beaten by 11%. That's TEAMWORK.
        ================================================================

________________________________________________________________________________
                                  [PHOTOGRAPH]:

                CONNECTING PINS USED TO JOIN ELECTRODES TO FORM A
                 CONTINUOUS COLUMN THAT IS FED INTO A FURNACE.
________________________________________________________________________________

[text continued from page 16]
In turn, we have gained a base of knowledge and technical expertise that has been translated into new technologies and improved products and processes.

With over a century of experience to draw on, our engineers and technicians are on the shop floor analyzing critical performance indicators. WORKING SIDE BY SIDE with our customers, we seek to optimize power input, reduce process variation and increase productivity.

All of our efforts have one goal: IMPROVING THE BOTTOM LINE PERFORMANCE of our customers. Increased efficiency, higher product quality and lower costs continue to fuel the growth in EAF production. As the EAF sector grows, so will demand for UCAR's graphite electrodes.

Our commitment to quality and service has earned us accolades from the people who count most - our customers. USX, Ford Motor, Inland Steel, Dow Chemical, Caterpillar and Texas Instruments - to name just a few have all recognized our commitment to quality and service by designating UCAR a preferred supplier. We've worked hard to earn their TRUST and we aim to keep it.

________________________________________________________________________________
                                  [PHOTOGRAPH]:

                       CORPORATE OFFICERS LEFT TO RIGHT:
                                Peter B. Mancino
                                 Robert J. Hart
                                  Fred C. Wolf
                                Robert P. Krass
                               William P. Wiemels
                               Maurice Marcellin
________________________________________________________________________________

               UCAR INTERNATIONAL INC. AND SUBSIDIARIES


SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
_______________________________________________________________________________


(dollars in millions, except per share amounts)
- -----------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                         1995        1994        1993        1992        1991(a)
- -----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Net sales                                                  $   901     $   758      $  740      $  659      $   648
  Gross profit                                                   345         243         203         104(b)       94(b)
  Selling, administrative and other expenses                     115          79          73          78          77
  Restructuring costs(c)                                          30           -          33           9          33
  Operating profit (loss)(d)                                     189         162          80          (1)(b)     (22)(b)
  Total interest expense                                          93          19          21          22          24
  Income (loss) before extraordinary charge and cumulative
    effect of changes in accounting principles(d)                 25         100          50         (30)(b)     (45)(b)
  Extraordinary charge, net of tax(e)                             37           -           -           -           -
  Cumulative effect of changes in accounting principles            -           -         (20)        (55)          -
  Net income (loss)                                              (12)        100          30         (85)(b)     (45)(b)
  Pro forma net income per share(f)                          $  1.87     $  1.23
  Pro forma weighted average shares outstanding
    (in thousands)(g)                                         48,763      48,658

BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents                                  $    53     $    60      $   54      $   28      $   15
  Total assets                                                   864         778         831         784         842
  Total debt                                                     668         247         268         269         254
  Stockholders' equity (deficit)                                (167)        192         188         198         305

OTHER DATA:
  Gross profit margin                                           38.3%       32.1%       27.4%       15.8%       14.5%
  Depreciation                                               $    38     $    39      $   39      $   44      $   45
  Capital expenditures                                            65          34          26          19          27
  Quantity of graphite electrodes sold
    (thousands of metric tons)(h)                                217(i)      196(i)      217(i)      205         197
  Number of employees worldwide at beginning of period(h)      4,114       4,361       4,538       5,464       6,213
  EBITDA(j)                                                  $   249     $   201      $  147 $        43      $   26
  Cash flow from operations                                      130         174          64          52          72
  Cash flow from investing                                      (116)        (56)        (25)        (13)        (25)
  Cash flow from financing                                       (18)       (105)        (13)        (26)        (49)
  Ratio of earnings to fixed charges(k)                          2.1x        8.4x        3.9x          -           -

_______________________________________________________________________________

     Recapitalization, Offering, Redemption, Refinancing and Company are defined in the Management Discussion and Analysis of Financial Conditions and Results of Operation

(a) Prior to February 25, 1991, the Company was wholly owned by Union Carbide. Certain of the Company's expenses, debt and other financial statement items for periods and at dates prior to such date include an allocation of certain of Union Carbide's expenses, debt and other financial statement items. Management believes that the allocation methods were reasonable.

(b) Reduction of domestic inventory quantities in 1992 and 1991 resulted in liquidation of certain inventories carried on a "last in, first out" basis acquired at lower cost in prior years. These liquidations increased gross profit by $5 million and $9 million in 1992 and 1991, respectively, and reduced net loss by $3 million and $6 million in 1992 and 1991, respectively.

(c)  Represents   costs  recorded  in  connection  with  closing  or  downsizing operations at certain locations as part of the Company's restructuring and re-engineering projects. These costs consisted primarily of employee severance and relocation costs, write-offs of fixed assets and other shut down costs.

(d) Includes, in 1995, non-recurring charges related to the Recapitalization of $8 million related to payments for senior subordinated credit facility and payments under the long-term incentive compensation plan and non-recurring expenses related to the Offering of $18 million for compensation expense related to accelerated vesting of performance stock options and matching restricted stock.

(e) Resulted from early extinguishment of debt.

(f) For unaudited pro forma net income per share, historical net income (loss) has been adjusted assuming that the Recapitalization, Offering, Redemption and Refinancing had occurred as of January 1, 1994. Historical net income (loss) per share has been omitted as the historical capitalization of the Company is not indicative of the Company's current capital structure.

(g) Reflects common stock and common stock equivalents outstanding at December 31, 1995, including common stock equivalents calculated in accordance with the "treasury method," wherein the net proceeds from the exercise of common stock equivalents are assumed to repurchase shares of common stock at $25.74 (the average price for the twelve months ended December 31, 1995).

(h) Excludes graphite electrodes sold by EMSA (Pty.) Ltd. the Company's 50% owned affiliate carried at equity ("EMSA"). Excludes employees of EMSA.

(i) The quantity of graphite electrodes sold in the first quarter of 1994 was impacted by customer buy-ins during the fourth quarter of 1993 in advance of price increases effective in January 1994, and the quantity of graphite electrodes sold in the first quarter of 1995 was impacted by customer buy-ins in advance of price increases effective in April 1995.

(j) EBITDA, for this purpose, means operating profit (loss) plus depreciation, amortization and the portion of restructuring charges applicable to fixed asset write-offs. The amount of restructuring costs applicable to fixed asset write-offs for the years ended December 31, 1993 and 1995 were $28 million and $22 million, respectively. Management believes that EBITDA is generally accepted as providing useful information regarding at company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(k) Earnings used in computing the ratio of earnings to fixed charges consist of earnings before income taxes, cumulative effect of change in accounting principles, extraordinary charges and minority interest, plus the Company's share of earnings from EMSA and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, the portion of operating lease rental expense that is representative of the interest factor and the Company's share of interest expense of EMSA. For the years ended December 31, 1991 and 1992, earnings were insufficient to cover fixed charges by $41 million and $17 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
________________________________________________________________________________

GENERAL

On January 26, 1995, UCAR International Inc. ("UCAR") consummated a leveraged recapitalization (the "Recapitalization") pursuant to the Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 among Union Carbide Corporation ("Union Carbide"), Mitsubishi Corporation ("Mitsubishi"), UCAR and a Delaware corporation owned by Blackstone Capital Partners II Merchant Banking Fund L.P. and its affiliates (collectively, "Blackstone"). As used herein, references to the "Company" mean UCAR and its wholly and majority owned subsidiaries, including UCAR Global Enterprises Inc. ("Global"), collectively. Prior to the Recapitalization, the Company was owned equally by Union Carbide and Mitsubishi. On August 15, 1995, UCAR completed its initial public offering of common stock (the "Offering"). In connection with the Offering, UCAR sold common stock representing 22% of the common stock outstanding immediately after the Offering and Union Carbide sold all of the common stock then owned by it. As a result of the Recapitalization and the Offering, UCAR was owned 59% by Blackstone, Chemical Equity Associates and management (without giving effect to the exercise of outstanding stock options) and 41% by public stockholders at December 31, 1995. With proceeds from the Offering, the Company redeemed $175 million principal amount of its 12% Senior Subordinated Notes due 2005 (the "Subordinated Notes") at a redemption price of 110% of the principal amount thereof (the "Redemption"). On October 19, 1995, the Company refinanced its senior secured bank credit facilities established in connection with the Recapitalization (the "Recapitalization Bank Facilities") with new senior secured bank facilities (the "Senior Bank Facilities") at more favorable interest rates and with more favorable covenants (the "Refinancing"). The Redemption and the Refinancing will reduce the Company's interest expense by approximately $34 million annually (based on the principal amounts outstanding at the time of the Redemption and the Refinancing)

COST REDUCTION INITIATIVES

Beginning in the mid-1980s, the Company initiated a project to remove excess high cost capacity. This project was designed to close the older, highest cost facilities and increase the operating efficiencies of the remaining facilities. Five locations were closed as a result of this project (i.e., three separate manufacturing facilities in the Niagara Falls, New York area, a manufacturing facility in Sweden and a manufacturing facility in Puerto Rico). As a result of this project, the Company recorded fixed asset write-offs and severance costs in 1985 and 1987 through 1989.

A second project was initiated in 1991 and continued through 1992 to re-engineer work processes in the manufacturing facilities and offices and to downsize the global work force. The Company, working with consultants, redesigned work processes to improve the productivity of the work force and eliminate unnecessary or redundant activities. The Company recorded severance costs associated with this project of $28 million and $8 million in 1991 and 1992, respectively.

As a result of these projects, the Company developed a strategy to be the low cost producer in the industry. With the improved productivity and efficiencies that had been achieved in the manufacturing facilities, the Company identified another project, which was approved by UCAR's Board of Directors in 1993, to close the Company's highest cost and oldest graphite manufacturing facilities at that time, which were located in Sheffield, England and Forno Allione, Italy, and to increase production at lower cost manufacturing facilities in Europe and North America. The closing of these facilities resulted in fixed asset write-offs of $28 million and related shut down costs of $5 million.

As a result of the projects described in the three preceding paragraphs, the Company has reduced its work force by approximately 2,100 employees, reduced the average manufacturing cycle time for graphite electrodes production by approximately 50% and achieved a one-third reduction in inventory levels. By the end of 1994, the Company had achieved annual cost savings of approximately $101 million (as compared to 1990). The Company expects to achieve additional annual cost savings from these projects aggregating $15 million by the end of 1996 (as compared to 1994).

In 1995, as part of its low cost producer strategy, the Company commenced a project to close certain high cost manufacturing operations and to add modern lower cost manufacturing operations at its North American graphite electrode plants (the "Rationalization Project"). The Rationalization Project is expected to yield approximately $23 million in annual cost savings, with approximately $8 million in savings having been realized in 1995, $20 million expected to be realized in 1996 and the full $23 million expected to be realized in 1997 (in each case, as compared to 1994). The estimated capital expenditures of $27 million to build the new facilities and $4 million to shut down the old facilities were pre-funded as part of the Recapitalization. The Company has written-off fixed assets of approximately $22 million and recorded $8 million of shut down costs as restructuring costs in 1995 in connection with the Rationalization Project. Other smaller projects to improve raw materials technology, enhance equipment technology and upgrade certain production facilities (collectively, the "Technology Improvement Projects") are expected to yield approximately $5 million of additional annual cost savings by the end of 1997 (as compared to 1994).

ACQUISITION OF MINORITY INTEREST

In May and July 1994, the Company increased its ownership of its Mexican business from 79% to substantially 100% (at a net cost of $23 million). These transactions were accounted for as a purchase. In addition, in 1995, pursuant to a tender offer, the Company acquired a substantial percentage of the shares of its Brazilian subsidiary that had been owned by public shareholders in Brazil. As a result of these purchases the shares of the Brazilian subsidiary have been delisted from the Brazilian stock exchange. The acquisition was funded primarily from internally generated funds. The transaction was accounted for as a purchase and the aggregate purchase price through December 31, 1995 was $52 million, plus expenses of $3 million.

CURRENCY MATTERS

The Company sells its products in multiple currencies. The Company seeks to price its products based on dollar equivalent target prices for each of its subsidiaries. These target prices are based on an evaluation of the relevant exchange rates, the relationship between all of the target prices and other factors, if any, which the Company may deem appropriate. Each subsidiary then seeks to institute price increases to achieve its target price when, as and if local conditions permit. A subsidiary may rescind a price increase or grant price discounts if required by local conditions. The impact on net sales of any price increase in foreign countries can be mitigated or exaggerated by changes in exchange rates. The Company has entered into hedging transactions to reduce its exposure to changes in exchange rates.

While the Company focuses its sales on markets where local currencies are readily convertible into dollars, the Company from time to time makes sales to customers in other markets, particularly countries in the former Soviet Union and Eastern European and Middle Eastern countries. The terms of sale with respect to virtually all sales to customers in these markets require payment in dollars or deutsche marks and may additionally require prepayment or delivery of a bank letter of credit or equivalent security for payment.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Consolidated Statement of Operations and the increase or decrease (expressed as a percentage of such item in the comparable prior period) of such items.

                                                          Percentage Increase
(Dollars in millions)                                          (Decrease)
- -------------------------------------------------------------------------------
                                                          1994 to       1993 to
For the year ended December 31,   1995   1994   1993        1995          1994
- -------------------------------------------------------------------------------
Net sales                         $901   $758   $740        18.9%          2.4%
Cost of sales                      556    515    537         8.0          (4.1)
                                  ---------------------------------------------
Gross profit                       345    243    203        42.0          19.7
Selling, administrative and
  other expenses                   115     79     73        45.6           8.2
Restructuring costs                 30      -     33         N/M           N/M
Operating profit                   189    162     80        16.7         102.5
_______________________________________________________________________________
N/M: Not meaningful.

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Consolidated Statement of Operations.

For the year ended December 31,                    1995      1994      1993
- ----------------------------------------------------------------------------
Net sales                                         100.0%    100.0%    100.0%
Cost of sales                                      61.7      67.9      72.6
                                                  --------------------------
Gross profit                                       38.3      32.1      27.4
Selling, administrative and other expenses         12.8      10.4       9.9
Restructuring costs                                 3.3         -       4.5
Operating profit                                   21.0      21.4      10.8
____________________________________________________________________________

1995 COMPARED TO 1994

Net sales for 1995 were $901 million, an increase of $143 million, or 19%, from net sales of $758 million in 1994. This increase was largely the result of the improved performance of the Company's graphite electrode business. This increase was driven primarily by increases in the volume and price of graphite electrodes sold. An 11% increase in the volume of graphite electrodes sold brought volume to 217,000 metric tons in 1995 from 196,000 metric tons in 1994. Substantially all of the volume increase resulted from increased sales in Eastern Europe, the Asia Pacific region and the Middle East. This volume increase also reflected the negative impact on volume in 1994 from customer orders placed in late 1993 in anticipation of announced price increases which became effective on January 1, 1994. The average selling price per metric ton (in dollars and net of changes in currency exchange rates) of graphite electrodes sold increased 9% in 1995 as compared to 1994. Net sales of the Company's other products were $224 million, an increase of $36 million, or 19%, from net sales of $188 million in 1994. This increase was a result of higher demand and increased prices for these products. Net sales for the Company's products outside of the United States amounted to $615 million, or 68% of total net sales, in 1995.

Gross profit for 1995 was $345 million, an increase of $102 million, or 42%, from gross profit of $243 million for 1994. Price and volume increases of graphite electrodes sold, as well as continued improvement in manufacturing efficiency, helped to in-crease gross margin for 1995 to 38% as compared to 32% for 1994.

Operating profit for 1995 was $189 million (21% of net sales), an increase of $27 million, or 17%, from operating profit of $162 million (21% of net sales) for 1994. On a pro forma basis, as if the Recapitalization, Offering, Redemption and Refinancing had occurred on January 1, 1994 operating profit for 1995 would have been $214 million (24% of net sales and a 35% increase from 1994 pro forma operating profit of $158 million), excluding $18 million of non-recurring compensation expense due to the accelerated vesting of performance options and matching restricted stock in connection with the Offering and $8 million of non-recurring costs related to the Recapitalization.

Selling, administrative and other expenses increased 46% to $115 million in 1995 from $79 million in 1994. This increase was due primarily to (i) $18 million in executive compensation expenses associated with the accelerated vesting of performance stock options and matching restricted stock in connection with the Offering and $4 million scheduled vesting of performance stock options, (ii) $4 million increase in other variable compensation plans and (iii) $4 million increase of variable costs resulting from higher sales.

Restructuring costs were $30 million in 1995 as compared to none in 1994. The restructuring costs included fixed asset write-offs of $22 million and $8 million of related shutdown costs in connection with the Rationalization Project.

Other (income) expense (net) was expense of $3 million in 1995 as compared to income of $5 million in 1994. The change was principally the result of a $6 million expense associated with a senior subordinated credit facility provided, but not used, in connection with the Recapitalization and a $4 million translation loss on dollar-denominated debt of the Company's foreign subsidiaries.

Interest expense increased to $93 million in 1995 from $19 million in 1994. In 1995, the average outstanding total debt balance was $820 million and the average annual interest rate was 11.5% as compared to an average outstanding total debt balance of $254 million and an average annual interest rate of 7.4% in 1994. The increases were primarily the result of the Recapitalization.

Provision for income taxes was $74 million in 1995 as compared to $37 million in 1994. The increase in income tax expense was primarily due to non-recurring taxes of approximately $37 million associated with the Recapitalization as a result of the repatriation to the United States of funds borrowed by foreign subsidiaries, partially offset by the effect of lower pre-tax income.

Minority stockholders' share of income of the Company's Brazilian and Mexican subsidiaries decreased to $4 million in 1995 from $10 million in 1994 due to an increase in the Company's ownership of those subsidiaries. The minority interest of the Mexican subsidiary was purchased by the Company in May and July 1994 and substantially all of the minority interest of the Brazilian subsidiary was purchased by the Company in September 1995. The Company's share of net income of EMSA increased to $7 million in 1995 from $4 million in 1994 due to an increase in EMSA's earnings.

The Company recorded an extraordinary charge of $37 million related to early extinguishment of debt (net of tax benefit of $20 million) resulting from the prepayment in connection with the Recapitalization of $175 million of senior notes issued by UCAR in 1994, the Redemption and the Refinancing. The extraordinary charge consisted of a premium of $18 million paid on the redemption of the Subordinated Notes and the write-off of deferred debt issuance costs of $39 million.

Net loss for 1995 totaled $12 million as compared with net income of $100 million in 1994. On a pro forma basis, as if the Recapitalization, Offering, Redemption and Refinancing had occurred on January 1, 1994, net income for 1995 would have been $91 million (after giving effect to $20 million in after tax restructuring costs relating to the Rationalization Project), an increase of 52% from $60 million in 1994.

The following table sets forth a summary of the results of operations for 1995, as adjusted for certain non-recurring expenses and costs:

(dollars in millions)
- -------------------------------------------------------------------------------
                                                             Operating     Net
Year Ended December 31, 1995                                   Profit    Income
- -------------------------------------------------------------------------------
As reported in the Consolidated Financial Statements            $189      $(12)
Non-recurring expenses, taxes and costs:
  Compensation expense due to accelerated vesting of
    performance stock options and matching restricted
    stock in connection with the Offering                         18        12
  Senior subordinated credit facility expense and
    long-term incentive compensation plan payments in
    connection with the Recapitalization                           8         5
  Extraordinary charge for early extinguishment of debt            -        37
  Taxes associated with the Recapitalization                       -        37
  Pro forma interest adjustment to give effect to the
    Recapitalization, Offering, Redemption and Refinancing
    as if they occurred on January 1, 1995                        (1)       12
- -------------------------------------------------------------------------------
Pro forma operating profit/net income                           $214     $  91
- -------------------------------------------------------------------------------
  Pro forma net income per share                                          $1.87
_______________________________________________________________________________

1994 COMPARED TO 1993

Net sales increased 2% to $758 million in 1994 from $740 million in 1993. This increase was attributable, in part, to increases in prices of graphite electrodes which took effect in both the first and third quarters of 1994 and the second half of 1993. The average selling price (in dollars and net of changes in currency exchange rates) was 12% higher in 1994 than 1993. The impact of the price increases was offset, in large part, by a 10% decrease in the quantity of graphite electrodes sold in 1994 as compared to 1993, primarily due to the effect of customer buy-ins in the last quarter of 1993 in advance of the first quarter of 1994 price increase and a decline in sales to countries of the former Soviet Union where EAF steel production has declined due to the general slowdown in their economies. Net sales of flexible graphite increased by $4 million and graphite specialty products increased by $8 million in 1994 as compared to 1993 due to increases in demand for these products and increases in prices of certain graphite specialty products. Net sales of carbon electrodes decreased by $2 million due to lower sales volume. In general, net sales in 1994 benefited from the continuing improved economic conditions and level of demand for EAF steel in North and South America.

Cost of sales decreased 4% to $515 million in 1994 from $537 million in 1993. This decrease was primarily due to the

10% decrease in the quantity of graphite electrodes sold in 1994 as compared to 1993, and to a reduction in the Company's work force by 247 employees during 1994. These decreases were offset, in part, by an increase in cost of sales attributable to the increase in the quantity of flexible graphite and graphite specialty products sold, an average 6% increase in the cost of petroleum coke (a principal raw material) and inflationary increases in labor costs.

As a result of the changes described above, gross profit margin increased to 32.1% in 1994 from 27.4% in 1993.

Selling, administrative and other expenses increased 8% to $79 million in 1994 from $73 million in 1993. The increase in 1994 was principally attributable to an increase of $5 million payable under the variable compensation plans maintained by the Company as a result of improved financial performance by the Company.

There were no restructuring costs in 1994 as compared to $33 million in 1993. The restructuring costs in 1993 were principally fixed asset write-offs related to the closure of two manufacturing facilities.

Other (income) expense (net) was income of $5 million in 1994 as compared to expense of $10 million in 1993. The Company's interest income net of foreign currency adjustments increased by $12 million in 1994 as compared to 1993.

Interest expense decreased to $19 million in 1994 from $21 million in 1993. In 1994, the average outstanding total debt balance was $20 million lower than in 1993, which resulted in a decrease in interest expense of $1 million. The average interest rate in 1994 was 0.4% lower than in 1993, which resulted in a decrease in interest expense of $1 million.

Provision for income taxes was $37 million in 1994 as compared to $8 million in 1993. This increase was primarily due to the increase in the Company's pre-tax income.

Minority stockholders' share of income of the Company's Brazilian and Mexican subsidiaries increased to $10 million in 1994 from $5 million in 1993 due to an increase in the earnings of those subsidiaries. The minority interest of the Mexican subsidiary was purchased by the Company in May and July 1994. The Company's share of net income of EMSA was $4 million in 1994, the same level as 1993.

EFFECTS OF INFLATION

In general, the Company's cost of sales is affected by the inflation in each country in which it has a manufacturing facility. During the past three years, the effects of inflation in the United States and foreign countries (except for hyperinflationary countries) have been offset by a combination of improved operating efficiency, improved pricing and permanent, on-going cost savings and, accordingly, have not been material to the Company. The Company maintains operations in Brazil and Mexico, countries which historically have had hyperinflationary economies. Through December 31, 1993, the financial statements of these foreign entities have been remeasured as if the respective functional currencies of the Brazilian and Mexican economic environments were the United States dollar. Accordingly, translation gains and losses were included in the Consolidated Statements of Operations. Foreign currency gains on debt and prior period tax liabilities are included in interest expense and provision for income taxes, respectively. Effective January 1, 1994, because of significant declines in the rate of inflation in Mexico, the Company changed its functional currency in Mexico to the new Mexican peso. The reporting currency amounts at the date of the change were translated into the local currency at the current exchange rates, and those amounts became the new functional currency accounting basis. Hyperinflation has not had a material effect on the Company's results of operations, because the Company has been able to mitigate the effects of hyperinflation by increasing prices generally in line with inflation as well as through improved efficiency and cost savings.

The cost of petroleum coke, a principal raw material used by the Company, and natural gas, which is used by the Company in its electrode and graphite specialty products baking operations, may fluctuate widely for various reasons, including fuel shortages and cold weather. Changes in such costs have not been material to the Company during the past three years.

EFFECTS OF CHANGES IN EXCHANGE RATES

The company produces and sells its products in multiple currencies. In general, the Company's results of operations are affected by changes in currency exchange rates. However, the Company attempts to mitigate the effects of these rate changes by adjusting sales prices, in local currency, (to the extent permitted by local market conditions) to maintain a dollar equivalent target price. In addition, the Company engages in hedging activities aimed at limiting, in part, the impact of currency fluctuations.

In connection with the Recapitalization, certain of the Company's foreign subsidiaries borrowed $343 million of dollar-denominated debt. In November 1995, the Company repatriated dollar-denominated debt of its Mexican subsidiary by replacing it with debt of Global. As a result of such repatriation and other principal payments, $217 million of dollar-denominated debt of the Company's foreign subsidiaries was outstanding at December 31, 1995. Fluctuations in the exchange rates between the dollar and the currencies in the countries in which these subsidiaries are located result in foreign currency gains and losses that are reported in other (income) expense (net) in the Consolidated Statements of Operations.

Such currency gains and losses could, in the future, materially affect the Company's results of operations. However, the Company uses various off-balance sheet financial instruments to manage exposure to general economic and specific financial market risks caused by currency fluctuations. The amount of forward exchange contracts used by the Company to minimize foreign currency exposure was $269 million at December 31, 1995 ($80 million at December 31, 1994 and $3 million at December 31, 1993). In November 1995, the Company's foreign subsidiaries with dollar-denominated debt entered into forward foreign currency contracts to protect against future currency fluctuations. Premiums on the contracts are amortized over the life of the contracts, resulting in $4 million in charges which have been and will be amortized to other (income) expense (net) in 1995 and 1996. The Company believes that the repatriation of the dollar-denominated debt from its Mexican subsidiary and such forward currency contracts substantially mitigate the Company's exposure to currency fluctuations.

During December 1994 and in 1995, the Mexican peso devalued substantially against the dollar. As a result of this devaluation, the stockholders' equity of the Company's Mexican subsidiary was reduced by $14 million and $5 million during December 1994 and in 1995, respectively. This reduction had no impact on the Company's earnings, because translation gains and losses are reported in the cumulative foreign currency translation adjustment component of stockholders' equity. The selling price of graphite electrodes sold in Mexican pesos increased by 215% from December 1994 through December 1995, offsetting the significant devaluation of the peso against the dollar. Approximately 39% of the Mexican subsidiary's sales are made outside Mexico in dollars. The Company's dollar earnings from such sales benefit to the extent that local costs become lower in dollar terms.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds have consisted principally of invested capital, operating cash flow and debt financing from affiliates, banks and institutional investors. The Company's uses of those funds (other than for operations) have consisted principally of debt reduction, capital expenditures, distributions to stockholders (including the redemption of stock) and acquisition of minority stockholders' shares of consolidated subsidiaries.

DEBT FINANCING AND DEBT REDUCTION

Upon consummation of the Recapitalization, the Company, through Global and its subsidiaries, established the Recapitalization Bank Facilities which provided for borrowings of up to $685 million, of which $585 million was used in connection with the Recapitalization and $100 million was available on a revolving credit basis for general corporate purposes.

In connection with the Recapitalization Bank Facilities, the Company entered into interest rate protection agreements. The cost of such agreements was approximately $3 million and is being amortized over the term of such agreements.

From the time of the Recapitalization through October 18, 1995, the Company voluntarily repaid an aggregate of $75 million of indebtedness under the Recapitalization Bank Facilities, which repayment was funded from available cash and cash flow from operations.

On October 19, 1995, the Company, through Global and its subsidiaries, refinanced the Recapitalization Bank Facilities with the Senior Bank Facilities at more favorable interest rates and with less restrictive covenants. The Senior Bank Facilities provide for borrowings of up to $620 million, of which $520 million was used in connection with the Refinancing and $100 million is available on a revolving credit basis for general corporate purposes. The Refinancing will reduce the Company's interest expense by approximately $13 million annually (based on the principal amount outstanding at the time of the Refinancing). The Senior Bank Facilities contain a number of significant covenants that among other things, limit the ability of the Company to dispose of assets, incur additional indebtedness, repay or refinance other indebtedness, amend other debt instruments, create liens on assets, enter into leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities, the Company is required to comply with specified financial ratios and tests, including minimum interest coverage and maximum leverage ratios. From October 19, 1995 through December 31, 1995, the Company voluntarily repaid an aggregate of $86 million of the term loans under the Senior Bank Facilities, which repayments were funded from available cash and cash flow from operations.

In connection with the Recapitalization, the Company, through Global, issued $375 million aggregate principal amount of Subordinated Notes, of which $175 million aggregate principal amount were redeemed as described below. Interest is payable semi-annually on the Subordinated Notes at the rate of 12% per annum. Except as described below, the Company may not redeem the remaining Subordinated Notes prior to January 15, 2000. The Company may redeem the Subordinated Notes, in whole or in part, at specified redemption prices beginning at 104.5% of the principal amount of the Subordinated Notes redeemed for the year commencing January 15, 2000 and reducing to 100% of such principal amount for the years 2003 and thereafter, in each case with accrued and unpaid interest thereon. Upon a change of control, the Company has certain optional redemption rights and repurchase obligations.

On August  15,  1995,  UCAR  completed  the  Offering.  In  connection  with the
Offering, UCAR sold common stock for net proceeds of $227 million., UCAR used such net proceeds to contribute to Global an amount sufficient to redeem $175 million aggregate principal amount of Subordinated Notes (the maximum amount permitted to be redeemed under the relevant indenture) at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued interest thereon of $4 million. The Redemption will result in annual interest savings of $21 million. UCAR used the balance of the net proceeds for general corporate purposes and to reduce other outstanding indebtedness.

At December 31, 1995, the Company had total debt of $668 million as compared to $247 million at December 31, 1994, and a stockholders' deficit of $167 million at December 31, 1995 as compared to stockholders' equity of $192 million at December 31, 1994. The Company believes that cash flow from operations combined with its $100 million revolving credit facility and existing cash balances will be adequate to meet the Company's debt service requirements, fund continued capital requirements, allow for growth opportunities and meet working capital and general corporate needs.

INVENTORY LEVELS AND WORKING CAPITAL

As a result of efficiencies achieved pursuant to the Company's restructuring and re-engineering projects, there has been a reduction in the inventory levels maintained by the Company with respect to finished products, work in process, raw materials and supplies. Inventories decreased from $180 million at January 1, 1991 to $136 million at December 31, 1995. Inventory levels at any specified date are affected by increases in inventories of raw materials to meet anticipated increases in sales of finished products, customer buy-ins in advance of announced price increases, changes in scheduled production by the Company to meet anticipated customer buy-ins and other factors.

The Company's working capital decreased to $175 million at December 31, 1995 from $195 million at December 31, 1994, as a result of capital expenditures, payment of taxes, repayment of indebtedness and the acquisition of the minority interest in the Company's Brazilian subsidiary. Cash and cash equivalents were $7 million lower at December 31, 1995 than at December 31, 1994. Cash and cash equivalents at December 31, 1995 included $7 million held in escrow for pre-funding of the Rationalization Project. Accrued income and other taxes increased by $30 million to $50 million in 1995 from $20 million at December 31, 1994. This increase primarily resulted from estimated tax liabilities of $37 million associated with the Recapitalization.

Notes and accounts receivable increased 22%, or $32 million, from December 31, 1994 to December 31, 1995. This increase resulted primarily from the increase in net sales.

CAPITAL EXPENDITURES

Capital expenditures aggregated $65 million (including $26 million for the Rationalization Project) in 1995. The Company expects capital expenditures in 1996 to total approximately $55 to $60 million (including approximately $19 million for the Rationalization Project, the "focused factory" project and the Technology Improvement Projects). Capital expenditures aggregated $34 million and $26 million in 1994 and 1993, respectively. Except for the "focused factory" Project, most of the Company's capital expenditures have been, and are expected to be, made to maintain existing facilities and equipment, achieve cost savings and improve operating efficiency.

The estimated capital expenditures for the Rationalization Project of $27 million to build new facilities and $4 million to pay costs to shut down old facilities were pre-funded under the Recapitalization Bank Facilities as part of the Recapitalization. During 1995, in connection with the Rationalization Project, the Company wrote-off fixed assets of $22 million and recorded $8 million of facility closing expenses and environmental clean-up costs.

In December 1995, UCAR's Board of Directors approved the "focused factory" project at estimated cost of $16 million, consisting of $15 million of capital expenditures and $1 million of other expenses, which is expected to be completed by the end of 1998. Limited worldwide capacity and growing demand for superfine grain graphite products prompted the decision to expand manufacturing capacity over the next two years by installing a "focused factory" within our Clarksburg, West Virginia facility. Used in the semi-conductor industry as well as in continuous casting and electrical discharge machining applications, the market for superfine graphite products is estimated at $400 million annually and is projected to grow at a faster pace than our core electrode markets.

Capital expenditures for environmental protection have not been and are not expected to be a significant factor with respect to the Company's capital expenditures as a whole.

CASH DISTRIBUTIONS AND RESTRICTIONS ON DIVIDENDS OR DISTRIBUTIONS

The Company made cash distributions to Union Carbide and Mitsubishi aggregating $21 million in 1993, $84 million on September 30, 1994 and $10 million on January 20, 1995. On January 26, 1995, in connection with the Recapitalization, the Company repurchased and cancelled all of the common equity then held by Mitsubishi for $406 million and paid to Union Carbide a dividend of $347 million. In March 1995, Union Carbide and Mitsubishi refunded approximately $7 million of the $10 million distributed on January 20, 1995 as required by the relevant agreements.

Under the Senior Bank Facilities, Global and UCAR are generally permitted to pay dividends to their respective stockholders only in an annual amount up to the greater of $15 million or a specified percentage of adjusted consolidated net income. The indenture relating to the Subordinated Notes also limits the payment of dividends by Global to UCAR.

CHANGES IN ACCOUNTING STANDARDS

In November 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 112, "Employers' Accounting for Postemployment Benefits," which requires that an employer's future obligation for the payment of postemployment benefits (consisting of benefits payable after employment but before retirement such as severance or salary continuation payments, disability payments, job retraining and outplacement assistance) to former or inactive employees be recognized on the accrual basis during the periods that employees render service to earn such benefits. This obligation is unfunded. The Company adopted SFAS 112 effective January 1, 1993 and recorded a charge of $20 million (after a tax benefit of $5 million) for the cumulative effect of the change on results of operations in prior years.

In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation" which is effective for years beginning after December 15, 1995. SFAS 123 permits a fair value based method of accounting for employee stock compensation plans. It also allows a company to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue to use the accounting prescribed by APB 25 must make pro forma disclosures of net income and net income per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company has not yet determined which method of accounting it will apply when it adopts SFAS 123 in 1996.

COSTS RELATING TO PROTECTION OF THE ENVIRONMENT

The Company has been and is subject to increasingly stringent environmental protection laws and regulations. In addition, the Company has an on-going commitment to rigorous internal environmental protection standards. Expenses relating to environmental protection were approximately $15 million, $10 million and $13 million in 1995, 1994 and 1993, respectively. Capital expenditures relating to environmental protection were approximately $6 million, $5 million and $3 million in 1995, 1994 and 1993, respectively.

UCAR International Inc. and Subsidiaries
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
_______________________________________________________________________________

The table below sets forth selected consolidated financial data for each quarter of 1995 and 1994:

                                                    1st         2nd        3rd         4th
(Dollars in millions, except per share data)      quarter     quarter    quarter     quarter
- --------------------------------------------------------------------------------------------
1995
Net sales                                        $  210       $ 227      $ 220       $ 244
Gross profit                                         74          88         84          99
Income (loss) before extraordinary charge           (46)(a)      27         13(c)       31
Net income (loss)                                   (46)         25(b)      (3)(b)      12(b)
Pro forma net income (loss) per share(d)         $(0.01)      $0.67      $0.58       $0.65
- --------------------------------------------------------------------------------------------
1994
Net sales                                        $  175       $ 189      $ 193       $ 201
Gross profit                                         51          60         64          68
Income before extraordinary charge                   17          24         24          35
Net income                                           17          24         24          35

_______________________________________________________________________________

(a) Includes restructuring costs of $20 million after taxes, non-recurring charges related to the Recapitalization of $6 million after taxes and taxes associated with the Recapitalization of $37 million.

(b) Includes extraordinary charges resulting from early extinguishment of debt of $2 million after taxes for the second quarter, $16 million after taxes for the third quarter and $19 million after taxes for the fourth quarter.

(c) Includes compensation expense of $12 million after taxes resulting from the accelerated vesting of performance stock options and restricted matching stock in connection with the Offering.

(d) For unaudited pro forma net income (loss) per share,  historical  net income
(loss) has been adjusted assuming that the Recapitalization, the Offering, the Redemption and the Refinancing had occurred as of January 1, 1995. Historical net income (loss) per share has been omitted as the historical capitalization of the Company is not indicative of the Company's current capital structure.

UCAR International Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
_______________________________________________________________________________

(Dollars in millions except per share data)
- -------------------------------------------------------------------------------
At December 31,                                                  1995     1994
- -------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                      $   53    $  60
Notes and accounts receivable                                     180      148
Inventories:
  Raw materials and supplies                                       28       31
  Work in process                                                  78       66
  Finished goods                                                   30       25
- -------------------------------------------------------------------------------
                                                                  136      122
Prepaid expenses                                                   34       32
- -------------------------------------------------------------------------------
    Total current assets                                          403      362
- -------------------------------------------------------------------------------
Property, plant and equipment                                   1,013      970
Less: accumulated depreciation                                    635      595
- -------------------------------------------------------------------------------
    Net fixed assets                                              378      375
- -------------------------------------------------------------------------------
Company carried at equity                                          18       16
Other assets                                                       65       25
- -------------------------------------------------------------------------------
    Total assets                                               $  864    $ 778
_______________________________________________________________________________

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable                                              $  56    $  48
  Short-term debt                                                  31       20
  Payments due within one year on long-term debt                    1        4
  Accrued income and other taxes                                   50       20
  Other accrued liabilities                                        90       75
- -------------------------------------------------------------------------------
    Total current liabilities                                     228      167
- -------------------------------------------------------------------------------
Long-term debt                                                    636      223
Other long-term obligations                                       137      108
Deferred income taxes                                              20       34
Minority stockholders' equity in consolidated entities              5       54

Common stock subject to "puts"                                      8        -
Less:  related loans to management                                 (3)       -
- -------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock - par value $.01; authorized -
    10,000,000 shares; issued - none                                -        -
  Common stock - par value $.01; authorized -
    100,000,000 shares; issued - 45,961,718 shares                  -        -
  Additional paid-in capital                                      485      139
  Cumulative foreign currency translation adjustment             (116)    (109)
    Retained earnings (deficit)                                  (536)     162
- -------------------------------------------------------------------------------
    Total stockholders' equity (deficit)                         (167)     192
- -------------------------------------------------------------------------------
    Total liabilities and stockholders' equity (deficit)        $ 864    $ 778
_______________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements

UCAR International Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
_______________________________________________________________________________

(Dollars in millions except per share data)
- -------------------------------------------------------------------------------
For the year ended December 31,                          1995     1994    1993
- -------------------------------------------------------------------------------
Net sales                                               $ 901     $758    $740
Cost of sales                                             556      515     537
- -------------------------------------------------------------------------------
Gross profit                                              345      243     203
Research and development                                    8        7       7
Selling, administrative and other expenses                115       79      73
Restructuring costs                                        30        -      33
Other (income) expense (net)                                3       (5)     10
- -------------------------------------------------------------------------------
    Operating profit                                      189      162      80
- -------------------------------------------------------------------------------
Interest expense                                           93       14      10
Interest expense - C&M Finance & Trading, B.V.
  (affiliate)                                               -        5      11
- -------------------------------------------------------------------------------
    Total interest expense                                 93       19      21
- -------------------------------------------------------------------------------
    Income before provision for income taxes               96      143      59

Provision for income taxes                                 74       37       8
- -------------------------------------------------------------------------------
    Income of consolidated entities                        22      106      51

Less: minority stockholders' share of income                4       10       5
Plus: UCAR share of net income from company carried
  at equity                                                 7        4       4
- -------------------------------------------------------------------------------
    Income before extraordinary charge and cumulative
      effect of change in accounting principles            25      100      50

Extraordinary charge, net of tax                           37        -       -
- -------------------------------------------------------------------------------
    Income (loss) before cumulative effect of change
      in accounting principles                            (12)     100      50

Cumulative effect on prior years of change in
  accounting principles for postemployment benefits         -        -     (20)
- -------------------------------------------------------------------------------
    Net income (loss)                                   $ (12)    $100    $ 30
_______________________________________________________________________________
Per share data (unaudited) (note 19):
    Pro forma net income per share                      $1.87
_______________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements

UCAR International Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Equivalents
_______________________________________________________________________________

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                          1995     1994    1993
- -------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)                                     $   (12)   $ 100    $ 30
Extraordinary charge, net of tax                           37        -       -
Non-cash (credits) charges to net income (loss):
  Depreciation                                             38       39      39
  Deferred income taxes                                   (18)      (4)    (11)
  Restructuring costs                                      30        -      33
  Vesting of performance stock options                     19        -       -
  Cumulative effect of accounting changes                   -        -      18
  Other non-cash charges                                   11       10       1
Investing credits to net income                             -       (1)      -
Working capital*                                           14       32     (36)
Long-term assets and liabilities                           11       (2)    (10)
- -------------------------------------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES             130      174      64
- -------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures                                      (65)     (34)    (26)
Purchase of minority shares in subsidiary                 (55)     (23)      -
Redemption/sale of assets                                   4        1       1
- -------------------------------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                (116)     (56)    (25)
- -------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
Short-term debt                                           (11)    (174)     16
Long-term debt borrowings                               1,480      220       -
Long-term debt reductions                              (1,088)     (67)     (8)
Financing costs                                           (70)       -       -
Sale of common stock, net of loans to management          427        -       -
Cash distribution to stockholders                        (756)     (84)    (21)
- -------------------------------------------------------------------------------
    NET CASH USED IN FINANCING ACTIVITIES                 (18)    (105)    (13)
- -------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       (4)      13      26
Effect of exchange rate changes on cash and cash
  equivalents                                              (3)      (7)      -
Cash and cash equivalents at beginning of period           60       54      28
- -------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD            $    53    $  60    $ 54
_______________________________________________________________________________
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid during the year for:
  Interest expense                                    $    79    $  16    $ 20
  Income taxes                                             30       30       9
_______________________________________________________________________________
Net change in working capital by component
  (excluding cash and cash equivalents,
  deferred income taxes and short-term debt):
  (Increase) decrease in current assets
    Notes and accounts receivable:
      Sale of receivables                                   -    $   4    $(22)
      Other changes                                       (25)      53     (50)
    Inventories                                           (16)     (15)      2
    Prepaid expenses and other current assets              (5)      (2)     (2)
  Increase (decrease) in payables and accruals             60       (8)     36
- -------------------------------------------------------------------------------
      Working capital                                 $    14    $  32    $(36)
_______________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements

UCAR International Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
_______________________________________________________________________________

(Dollars in millions)
- ---------------------------------------------------------------------------------------------------------
                                                                      Cumulative
                                                                       Foreign                  Total
                                                           Additional  Currency   Retained  Stockholders'
                                                   Common    Paid-in  Translation  Earnings    Equity
                                                    Stock    Capital  Adjustment  (Deficit)   (Deficit)
                                                   ------  ---------  ----------  ---------  ------------
BALANCE AT DECEMBER 31, 1992                        $ 81      $  86      $ (79)     $ 110      $ 198
Formation of UCAR International Inc.                 (81)        81          -          -          -
Translation adjustments                                -         (1)       (18)         -        (19)
Net income                                             -          -          -         30         30
Dividends paid                                         -          -          -        (21)       (21)
- ---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                           -        166        (97)       119        188
Cash distribution to stockholders                      -        (27)         -        (57)       (84)
Translation adjustment from liquidated
  investment included in determining net income        -          -          2          -          2
Change in functional currency in Mexico                -          -         (8)         -         (8)
Translation adjustment                                 -          -         (6)         -         (6)
Net income                                             -          -          -        100        100
- ---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                           -        139       (109)       162        192
Sale of common stock                                   -        424          -          -        424
Vesting of performance stock options                   -         19          -          -         19
Repurchase and cancellation of common stock            -        (70)         -       (336)      (406)
Dividends paid                                         -          -          -       (350)      (350)
Transaction fees                                       -         (9)         -          -         (9)
Transfer of pension liability from Union
  Carbide Corporation                                  -        (18)         -          -        (18)
Translation adjustments                                -          -         (7)         -         (7)
Net (loss)                                             -          -          -        (12)       (12)
- ---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                        $  -      $ 485      $(116)     $(536)     $(167)

_______________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements

UCAR International Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_______________________________________________________________________________

NOTE 1 DISCUSSION OF BUSINESS AND STRUCTURE

UCAR International Inc. ("UCAR") and its subsidiaries (collectively with UCAR, the "Company") is engaged in the development, manufacturing and marketing of carbon and graphite products for the steel, ferroalloys, aluminum, chemicals, aerospace and transportation industries. Its principal products are graphite electrodes, carbon electrodes, specialty graphite and flexible graphite.

BACKGROUND

The  Company  was  formerly  the  Carbon  Products  Division  of  Union  Carbide
Corporation ("Union Carbide"). On February 25, 1991, a 50% interest in the Company was sold by Union Carbide to Mitsubishi Corporation ("Mitsubishi"). From that date until December 31, 1993, Union Carbide and Mitsubishi owned equal shares of 100% of the common stock of UCAR Carbon Company Inc., UCAR Carbon Navarra, S.L., UCAR Carbon Canada Inc. and UCAR Carbon France S.A. and 50.24% of the common stock of UCAR Carbon S.A. UCAR Carbon Company Inc. owns an additional 2.31% of UCAR Carbon S.A.

Effective December 31, 1993, the shares of these companies owned by Union Carbide and Mitsubishi were transferred to UCAR International Inc., a newly formed holding company owned in equal shares by Union Carbide and Mitsubishi.

LEVERAGED RECAPITALIZATION

On January 26, 1995, the Company consummated a leveraged recapitalization (the "Recapitalization") pursuant to the Recapitalization and Stock Purchase and Sale Agreement (the "Agreement"), dated as of November 14, 1994, among UCAR, Union Carbide, Mitsubishi and a Delaware corporation owned by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and an affiliate (collectively, "Blackstone").

The principal elements of the Recapitalization included the following:

 .   The sale of newly  issued  shares of  common  stock of UCAR for cash of $203 million to Blackstone, certain members of management of the Company and Chemical Equity Associates (a limited partnership affiliated with Chemical
    Bank).

 .   The repurchase and  cancellation  of all shares of common stock of UCAR held by Mitsubishi for cash of $406 million.

 .   The payment of a cash dividend on the shares of common stock of UCAR held by
    Union Carbide in the amount of $347 million.

 .   The repayment of existing  indebtedness of the Company consisting of (a) $69 million of outstanding loans under its then existing credit agreements, (b) $175 million of senior notes and (c) $6 million of other indebtedness.

 .   The  borrowing  by UCAR  Global  Enterprises  Inc.,  a direct  wholly  owned subsidiary of UCAR ("Global") and certain of its foreign subsidiaries of $585 million under a new $695 million senior bank facility obtained by Global from a syndicate of banks led by Chemical Bank, as agent (the "Recapitalization Bank Facilities"). The Recapitalization Bank Facilities were refinanced in October 1995 (the "Refinancing") with a new $630 million senior bank facility (the "Senior Bank Facilities").

 .   The issuance by Global of $375 million of 12% Senior  Subordinated Notes due
    2005 (the  "Recapitalization  Notes"), which were sold in an offering exempt
    from  registration   with  the  Securities  and  Exchange   Commission  (the
    "Commission"). UCAR and Global filed with the Commission a registration statement with respect to an offer to exchange the Recapitalization Notes for a series of notes (the "Subordinated Notes") of Global with terms substantially identical to the Recapitalization Notes, which registration statement became effective on May 11, 1995. The exchange was consummated in June 1995. $175 million of Subordinated Notes were redeemed in September 1995 at a redemption price of 110% of the principal amount thereof (the "Redemption").

Total financing fees and legal, accounting and other related costs of the Recapitalization amounted to approximately $62 million. $6 million of these costs ($4 million after income tax) were charged to other (income) expense (net) at the date of the Recapitalization. Costs of $7 million associated with the sale and redemption of common stock have been charged to additional paid-in capital. Financing costs of $49 million associated with the Recapitalization Bank Facilities and the Subordinated Notes were deferred. The unamortized portion of fees and costs associated with the Recapitalization Bank Facilities were written off in the fourth quarter of 1995 in connection with the refinancing. A portion of such fees associated with the Subordinated Notes was written off in connection with the Redemption. In addition, tax expense of approximately $37 million was incurred as a result of the repatriation to the U.S. of funds borrowed by certain foreign subsidiaries as part of the Recapitalization.

Retirement, death and disability benefits related to employee service through February 25, 1991 are covered by the Union Carbide retirement plan. Benefits paid by the Union Carbide retirement plan are based on final average pay through February 25, 1991 plus salary increases (not to exceed 6% per year) until January 26, 1995 when Union Carbide ceased to own at least 50% of the equity of UCAR. The Company's projected benefit obligation increased, and Union Carbide's projected benefit obligation decreased, by approximately $28 million ($18 million after income taxes) attributable to such estimated future salary increases upon consummation of the

Recapitalization. The increase in the Company's projected benefit obligation was charged to additional paid-in capital.

On September 30, 1994, UCAR made a cash distribution of $84 million to its stockholders. UCAR's Board of Directors designated that $57 million of such distribution be paid from retained earnings and $27 million be paid from additional paid-in capital.

On January 20, 1995, UCAR paid a dividend to stock-holders of $10 million and, on March 29, 1995, approximately $6.5 million was refunded to UCAR as part of the Recapitalization.

STOCK SPLITS

On January 26, 1995, UCAR's Board of Directors increased the authorized shares of common stock of UCAR to 1,170,000 shares and approved a 1,000-for-one stock split. On July 17, 1995, UCAR's Board of Directors approved an increase in the authorized shares of common stock of UCAR to 100 million shares and a 35.507-for-one stock split effective August 3, 1995. All share and per share amounts have been adjusted to reflect both stock splits.

INITIAL PUBLIC OFFERING

On July 17, 1995, UCAR's Board of Directors approved: (i) the filing of a registration statement to proceed with an initial public offering of its common stock (the "Offering"); (ii) the Redemption, with proceeds of the Offering, of up to $175 million principal amount of Subordinated Notes at a redemption price of 110% of the principal amount thereof; and (iii) an amendment to the Management Stock Option Plan to provide for the immediate vesting, upon the closing of the Offering, of performance options for 1,190,292 shares of common stock which were scheduled to vest in 1995, 1996 and 1997 if EBITDA for those years was equal to or exceeded target amounts. Upon consummation of the Offering, UCAR recognized compensation expense of $18 million in connection with the accelerated vesting of performance stock options and matching restricted stock.

On August 9, 1995, UCAR's registration statement became effective and on August 15, 1995, 10,120,000 shares were sold by UCAR and 8,876,750 shares were sold by Union Carbide at a price to the public of $23.75 per share. After the closing of the Offering, Blackstone and Union Carbide beneficially owned 53.5% and none, respectively, of the outstanding shares of common stock.

The net proceeds to UCAR from the Offering were $227 million, after deducting underwriting discounts paid by UCAR. UCAR contributed sufficient net proceeds from the Offering to Global to redeem $175 million aggregate principal amount of Subordinated Notes (the maximum amount permitted to be redeemed under the applicable indenture) at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued interest thereon of approximately $4 million. The balance of the net proceeds were used for general corporate purposes and to reduce other outstanding indebtedness. UCAR did not receive any of the proceeds from the sale of shares by Union Carbide.

OTHER TRANSACTIONS

In May and July 1994, the Company increased its ownership of its Mexican subsidiary from 78.8% to 100% (at a cost of $23 million). This transaction was effected through a purchase. The Consolidated Financial Statements have not been restated to reflect the increased ownership at any date or for any period prior to the date of purchase.

On September 11, 1995, pursuant to a tender offer, the Company acquired a substantial percentage of the shares of its Brazilian subsidiary, UCAR Carbon S.A., that had been owned by public shareholders in Brazil. The aggregate purchase price through December 31, 1995 was $52 million, plus expenses of $3 million. The acquisition was accounted for as a purchase transaction and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values.
_______________________________________________________________________________

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The  Consolidated   Financial  Statements  present  the  consolidated  financial position and results of operations of the Company for all periods presented. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

Cash equivalents are considered to be all highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

INVENTORIES

Inventories are stated at cost or market, whichever is lower. Cost is determined generally on the "last-in, first-out" ("LIFO") method in the United States. The "average cost" method is used by elsewhere.

Approximately 34% of inventory amounts before application of the LIFO method at December 31, 1995 (33% at December 31, 1994) have been valued on the LIFO basis. If inventories had been valued at current costs, they would have been approximately $40 million and $41 million higher at December 31, 1995 and 1994, respectively.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost. Expenditures for replacements are capitalized and the replaced items are retired. Gains and losses from the sale of property are included in other (income) expense (net).

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The Company generally uses accelerated depreciation methods for tax purposes, where appropriate. Depreciation expense was $38 million in 1995 ($39 million in both 1994 and 1993).

During 1995, the Company capitalized $1 million of interest costs as part of property, plant and equipment.

COMPANY CARRIED AT EQUITY

The Company's investment in EMSA (Pty.) Ltd. ("EMSA"), a 50%-owned company, is carried on the equity basis and its proportional share of the net income of EMSA is reported in income under the caption "UCAR share of net income from company carried at equity." At December 31, 1995, retained earnings included $35 million, representing UCAR's share of the undistributed earnings (prior to foreign currency translation adjustment) of EMSA. Dividends received by UCAR from EMSA were $4 million in 1995 ($2 million in each of 1994 and 1993).

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts and currency option collars to manage exposure to foreign exchange fluctuations. These contracts and collars hedge primarily United States dollar-denominated debt held by several of the Company's foreign subsidiaries and identifiable foreign currency receivables, payables, and commitments. Forward exchange contracts are agreements to exchange different currencies at a specified future date and a specified rate. Premiums and discounts on forward exchange contracts are amortized over the lives of the contracts. Currency option collars are financial arrangements for simultaneous purchase and sale of currency options having the same maturity and the same principal amount. The result is the creation of a range in which a best and worst price is defined, while minimizing option premium cost. Net premiums on options bought and sold are amortized over the life of the option. Forward exchange contracts and currency option collars are carried at market value. Gains and losses due to revaluation of these contracts or option positions are recognized currently as other income or other expense, and are intended to mitigate income or expense caused by the accounting revaluation of foreign subsidiaries, net United States dollar positions.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

RETIREMENT PLAN

Effective February 26, 1991, the Company formed its U.S. retirement plan. Prior to February 26, 1991, the Company's employees in the United States were included in Union Carbide's U.S. retirement plan. The cost of pension benefits under the plan is determined by an independent actuarial firm using the "projected unit credit" actuarial cost method. Contributions to the plan are made in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company provides health care and life insurance benefits for eligible retired employees. These benefits are provided through various insurance companies and health care providers.

The estimated cost of future medical and life insurance benefits is determined by an independent actuarial firm using the "projected unit credit" actuarial cost method. Such costs are recognized as employees render the service necessary to earn the postretirement benefits. Benefits have been accrued, but not funded.

POSTEMPLOYMENT BENEFITS

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Accounting for Postemployment Benefits," which requires that postemployment benefits expected to be paid before retirement, principally severance, be accrued over employees' active service period. The cumulative effect of the change in the method of accounting is reported in the 1993 Consolidated Statement of Operations.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

Generally, except for Brazil (and Mexico prior to 1994), unrealized gains and losses resulting from translating foreign companies' assets and liabilities into U.S. dollars are accumulated in an equity account on the balance sheet until such time as the company is sold or substantially or completely liquidated. Translation gains and losses relating to operations of companies in Brazil (and in Mexico prior to 1994), where hyperinfla-tion exists, are included in the Consolidated Statement of Operations. Foreign currency gains on debt and prior period tax liabilities of companies operating in Brazil are included in interest expense and provision for income taxes, respectively.

Effective January 1, 1994, because of significant declines in the rate of inflation in Mexico, the Company changed its functional currency in Mexico from the U.S. dollar to the new Mexican peso. The change in the functional currency required the application of the current rate translation method, wherein all assets and liabilities are translated using the quoted period-end exchange rate and all revenues are translated at the average rate of exchange in effect during the period. As a result of the change, the new functional currency bases exceed the local currency bases of nonmonetary items. The difference between the bases resulted in temporary differences generating a deferred tax liability of $8 million, the effect of which was recorded as an initial adjustment to the cumulative foreign currency translation adjustment component of stockholders' equity.

During 1994, the Company concluded a substantially complete liquidation of its investments in UCAR Finance and Trading S.A. (Switzerland) and UCAR Carbon Limited (United Kingdom). Accordingly, the Company wrote off the attributable pro rata amounts of accumulated translation adjustments of $2 million that were previously reported in the cumulative foreign currency translation adjustment component of stockholders' equity.

RECLASSIFICATION

Certain reclassifications have been made to the 1994 and 1993 amounts in order to conform to the 1995 presentation.
_______________________________________________________________________________

NOTE 3 UCAR GLOBAL ENTERPRISES INC.

UCAR has no material assets, liabilities or operations other than those that result from its ownership of 100% of the outstanding common stock of Global.

The following is a summary of the consolidated assets and liabilities of Global and its subsidiaries at December 31, 1995 and 1994 and its consolidated results of operations for the years ended December 31, 1995, 1994 and 1993:

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                             1995   1994
- -------------------------------------------------------------------------------
ASSETS:
  Current assets                                           $  403   $362
  Non-current assets                                          461    416
- -------------------------------------------------------------------------------
    Total assets                                           $  864   $778
- -------------------------------------------------------------------------------
LIABILITIES:
  Current liabilities                                      $  228   $167
  Non-current liabilities                                     793    365
- -------------------------------------------------------------------------------
    Total liabilities                                      $1,021   $532
- -------------------------------------------------------------------------------
Minority stockholders' equity in consolidated entities     $    5   $ 54
_______________________________________________________________________________


(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                              1995   1994   1993
- -------------------------------------------------------------------------------
Net sales                                                    $901   $758   $740
Gross profit                                                  345    243    203
Income before extraordinary charge and cumulative
  effect of change in accounting principles                    25    100     50
Net income (loss)                                             (12)   100     30
_______________________________________________________________________________

NOTE 4 FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risk and specific financial markets risk caused by currency fluctuations.

FOREIGN CURRENCY CONTRACTS

The amount of forward foreign exchange contracts used by the Company to minimize foreign currency exposure was $269 million at December 31, 1995 ($80 million at December 31, 1994 and $3 million at December 31, 1993). Approximately $11 million (4%) of these contracts were offsetting at December 31, 1995 ($13 million (16%) at December 31, 1994). The remaining contracts hedged existing assets and liabilities. At December 31, 1995, $198 million of these contracts hedged U.S. dollar-denominated debt held by the Company's foreign subsidiaries. Market risk was not expected to have a material adverse effect on the consolidated financial position of the Company at December 31, 1995.

CURRENCY OPTIONS

In order to minimize foreign exchange exposure related to U.S. dollar-denominated debt held by a French subsidiary, the Company has entered into a currency option collar which allows it to buy or sell $20 million U.S. dollars at strike prices which effectively limit foreign currency exposure to a band between 5.00 and 4.79 French Francs to the U.S. Dollar. There was no premium cost associated with this collar.

SALE OF RECEIVABLES

During 1995, certain of the Company's foreign subsidiaries sold receivables of $10 million ($11 million in 1994 and $14 million in 1993) without recourse and sold $42 million in 1995 ($38 million in 1994 and $21 million in 1993) of receivables with recourse to banking institutions. At December 31, 1995 and 1994, $13 million of these receivables remained uncollected from customers.

INTEREST RATE RISK MANAGEMENT

During 1995, the Company entered into agreements with financial institutions which limit the Company's exposure to increases in variable interest rates. At December 31, 1995, the Company had interest rate caps on $375 million of debt which limits the interest expense on this debt to 8.5% through 1997. Fees related to these agreements are charged to other (income) expense (net) over the term of the agreements. During 1992, the Company entered into agreements with financial institutions which effectively set interest rate limits on $80 million of the Company's short-term debt to a range of approximately 4.75% to 6.375% for a three year period. These agreements included interest rate collars of $70 million. The effects of these contracts were not material to the results of operations in 1995, 1994 or 1993. Fees related to these agreements are charged to other (income) expense (net) over the term of the agreement.

FAIR MARKET VALUE DISCLOSURES

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Market Value of Financial Instrument's" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Such fair values must often be determined by using one or more methods that indicate value based on estimates of quantifiable characteristics as of a particular date. Values were estimated as follows:

     CASH, SHORT-TERM RECEIVABLES AND ACCOUNTS PAYABLE - The carrying amount approximates fair value because of the short maturity of these instruments.

     DEBT- Fair values of debt and related interest rate risk agreements approximate carrying value at December 31, 1995 and 1994, except for the Subordinated Notes which are carried at $200 million and have an estimated fair value at December 31, 1995 of $230 million.

     FOREIGN CURRENCY CONTRACTS - Foreign currency forward contracts, both purchased and written, are carried at market.

_______________________________________________________________________________

NOTE 5 GEOGRAPHIC SEGMENT DATA

The following is a summary of net sales, operating profit and total assets by geographic area:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                              1995   1994   1993
- -------------------------------------------------------------------------------
Net sales:
  U.S.                                                       $354   $320   $299
  Canada and Mexico                                           118    107     96
  Brazil                                                       55     62     66
  Europe                                                      374    269    279
- -------------------------------------------------------------------------------
    Total                                                    $901   $758   $740
- -------------------------------------------------------------------------------
Operating profit:
  U.S.                                                       $ 17   $ 42   $ 31
  Canada and Mexico                                            43     30     16
  Brazil                                                       14     21      9
  Europe                                                      115     69     24
- -------------------------------------------------------------------------------
    Total                                                    $189   $162   $ 80
- -------------------------------------------------------------------------------
Operating profit shown above includes the following costs:
  Restructuring:
    U.S.                                                     $ 29    $ -    $ -
    Europe                                                      1      -     33
  Compensation due to accelerated vesting of
    performance stock options and matching shares:
    U.S.                                                       22      -      -
- -------------------------------------------------------------------------------
    Total                                                    $ 52    $ -   $ 33
- -------------------------------------------------------------------------------
Transfers between geographic segments were as follows:
  U.S.                                                       $122   $106   $ 95
  Canada and Mexico                                            37     30     24
  Brazil                                                       12      5      -
  Europe                                                       10      1      3
- -------------------------------------------------------------------------------
    Total                                                    $181   $142   $122
_______________________________________________________________________________

Finished products are transferred between segments at estimated market price less a reseller's commission and unfinished products are transferred at cost plus a mark-up to allow for a fair profit at the manufacturing location.

At December 31,
- -------------------------------------------------------------------------------
Total assets:
  U.S.                                                       $351   $280   $272
  Canada and Mexico                                           134    125    146
  Brazil                                                      135    128    119
  Europe                                                      324    274    330
  Inter-segment eliminations                                  (80)   (29)   (36)
- -------------------------------------------------------------------------------
    Total                                                    $864   $778   $831
_______________________________________________________________________________

NOTE 6 COMPANY CARRIED AT EQUITY

The following is a financial summary of EMSA, the Company's 50%-owned company carried at equity:

(Dollars in millions)
_______________________________________________________________________________
For the year ended December 31,                             1995   1994   1993
- -------------------------------------------------------------------------------
Net sales                                                    $68    $53    $53
Cost of sales                                                 42     37     38
Selling, administrative and other expenses                     4      3      3
Other (income) expense (net)                                  (1)     -     (2)
Income taxes                                                  10      5      6
- -------------------------------------------------------------------------------
  Net income                                                 $13    $ 8    $ 8
- -------------------------------------------------------------------------------
  UCAR share of net income                                   $ 7    $ 4    $ 4
_______________________________________________________________________________

At December 31,
_______________________________________________________________________________
Current assets                                               $34    $30    $25
Non-current assets                                            18     18     18
- -------------------------------------------------------------------------------
  Total assets                                                52     48     43
- -------------------------------------------------------------------------------
Current liabilities                                           10     10      8
Non-current liabilities                                        5      6      6
- -------------------------------------------------------------------------------
  Total liabilities                                           15     16     14
- -------------------------------------------------------------------------------
  Net assets                                                 $37    $32    $29
- -------------------------------------------------------------------------------
  UCAR share of net assets                                   $18    $16    $14
_______________________________________________________________________________

NOTE 7 LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

The following table presents the long-term debt of the Company for the periods presented:

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                              1995   1994
- -------------------------------------------------------------------------------
  Senior Bank Facilities                                     $434   $  -
  Subordinated Notes                                          200      -
  Series A senior notes                                         -    100
  Series B senior notes                                         -     75
  Revolving credit agreement borrowings                         -     45
  French Franc revolving credit agreement borrowings            -      3
  Italian Lire loans and obligations                            3      4
- -------------------------------------------------------------------------------
    Subtotal                                                  637    227
  Less: payments due within one year                            1      4
- -------------------------------------------------------------------------------
      Total                                                  $636   $223
_______________________________________________________________________________

SENIOR BANK FACILITIES

On October 19, 1995, UCAR refinanced the Recapitalization Bank Facilities with the Senior Bank Facilities which provide improved terms and conditions. The Senior Bank Facilities were negotiated through Chemical Bank, as agent, and had an original aggregate principal amount of $630 million.

The Senior Bank Facilities consist of: (a) a Tranche A Facility in an original amount of $355 million consisting of (i) a Tranche A Senior Secured Letter of Credit Facility of $310 million providing for the issuance of U.S. dollar-denominated letters of credit for the purpose of supporting $300 million of U.S. dollar-denominated loans and 90 days' interest thereon to certain foreign subsidiaries of Global under facilities arranged with local lending institutions; and (ii) a Tranche A Senior Secured Term Loan Facility providing for term loans of $45 million to Global; (b) a Tranche B Senior Secured Term Loan Facility providing for term loans of $175 million to Global; and (c) a Senior Secured Revolving Credit Facility providing for revolving and swing line loans to Global and the issuance of U.S.
dollar-denominated letters of credit for the account of Global or other designated credit parties in an aggregate principal and stated amount at any time not to exceed $100 million.

The Tranche A Facility (including the letters of credit issued thereunder) amortizes quarterly over 6 years with installments ranging from $40 million in year one to $85 million in year six. Loans made under the Tranche B Term Facility amortizes over 7 years providing for nominal quarterly installments during the first 5 years, quarterly installments totaling $50 million in the sixth year and quarterly installments totaling $120 million in the seventh year. The Revolving facility terminates on December 31, 2001.

Commencing with the fiscal year ending December 31, 1996, the credit parties are required to make mandatory prepayments of loans, and letters of credit will be mandatorily reduced, subject to certain exceptions, in the amount of (a) 100% of consolidated excess cash flow (as defined) of Global and its subsidiaries (after giving effect to debt service on the Senior Bank Facilities and the Subordinated Notes), (b) 100% of the net proceeds of certain dispositions of assets or stock of subsidiaries or incurrence of certain indebtedness by UCAR, Global or any of their subsidiaries and (c) 50% of the net proceeds of the issuance of any equity securities by UCAR.

The obligations of the credit parties under the Senior Bank Facilities are fully and unconditionally guaranteed by UCAR and each of its domestic subsidiaries. In addition, the Senior Bank Facilities and such guarantees are secured by all capital stock and tangible and intangible assets of Global and the guarantors, including all capital stock of each direct or indirect domestic subsidiary of Global and up to 65% of the capital stock of each direct foreign subsidiary of Global or any guarantor. Certain of the foreign subsidiaries have agreed to provide additional credit support for obligations of foreign credit parties in respect of the Tranche A Facility in the form of collateral and/or cross guarantees.

At Global's option, the interest rates applicable to the Senior Bank Facilities are either adjusted LIBOR plus a margin ranging from 1.50% to 2.00% or the alternate base rate plus a margin ranging from 0.50% to 1.00%. The alternate base rate is the higher of Chemical Bank's prime rate or the federal funds effective rate plus 0.50%. At the relevant foreign credit party's option, the interest rate applicable to such foreign subsidiary loans is either adjusted LIBOR plus 0.25% or the alternate base rate (or the local equivalent thereof). Margins on either adjusted LIBOR or the alternate base rate may decline based on the Company's performance as measured against specified ratios and tests. The average interest rate on the Senior Bank Facilities during 1995 was 8.22%.

Global pays a per annum fee equal to 1.50% of the aggregate face amount of outstanding letters of credit under, and a per annum fee equal to 0.375% on the undrawn portion of the commitments in respect of, the Senior Bank Facilities.

In accordance with the terms of the Senior Bank Facilities, Global has purchased interest rate caps for the Tranche A Facility. The interest rate caps ensure that adjusted LIBOR for the Tranche A Facility will not exceed 8.50% through February 1998.

The Senior Bank Facilities contain a number of significant covenants that, among other things, restrict the ability of UCAR, Global and their subsidiaries to dispose of assets, incur additional indebtedness, repay or refinance other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations, make capital expenditures in excess of a predetermined amount, or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities, Global is required to comply with specified financial ratios and tests, including minimum interest coverage and maximum leverage ratios.

Under the Senior Bank Facilities, Global and UCAR are permitted to pay dividends to their respective stockholders only in an annual amount up to the greater of $15 million or a percentage, ranging from 25% to 35% based on certain financial tests, of adjusted consolidated net income (as defined), where any such amount not used may be accumulated on an ongoing basis. In addition, Global is permitted to pay dividends to UCAR (i) in respect of UCAR's administrative fees and expenses and (ii) for the specific purpose of the purchase or redemption by UCAR of capital stock held by present or former officers of the Company up to $5 million per year or $25 million in the aggregate.

The proceeds of the term loans under the Senior Bank Facilities were used to refinance the Recapitalization Bank Facilities and to pay related fees, expenses and other transaction costs (including tax liabilities).

As a result of the extinguishment of the Recapitalization Bank Facilities, the Company recorded an extraordinary charge of $19 million (after related income tax effect of $11 million) associated with the write-off of related debt issuance costs.

During the fourth quarter of 1995, the Company repaid $86 million of principal Tranche A indebtedness under the Senior Bank Facilities.

SUBORDINATED NOTES

The Subordinated Notes are unsecured, senior subordinated obligations of Global which will mature on January 15, 2005 and bear interest payable semiannually at a rate per annum of 12%. The Subordinated Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by UCAR. None of Global's subsidiaries has guaranteed the Subordinated Notes.

As permitted by the applicable indenture, Global redeemed, during September 1995, $175 million principal amount of Subordinated Notes with proceeds of the Offering at a redemption price of 110% of the principal amount thereof.

Except as described below, the remaining Subordinated Notes are not redeemable at the option of Global prior to January 15, 2000. On and after such date, subject to certain restrictions, the Subordinated Notes are redeemable, at Global's option, in whole or in part, at specified redemption prices commencing at 104.5% of principal amount and declining annually to 100% of principal amount on and after January 15, 2003. The Subordinated Notes are also redeemable as a whole at the option of Global upon the occurrence of a change of control at a redemption price equal to 100% of principal amount plus a specified premium. If Global does not so redeem the Subordinated Notes, Global will be required to make an offer to repurchase the Subordinated Notes at a price equal to 101% of principal amount.

The indenture relating to the Subordinated Notes restricts the payment of dividends by Global to UCAR if (a) at the time of such proposed dividend, Global is unable to meet certain indebtedness incurrence and income tests set forth therein or (b) the total amount of the dividend paid exceeds specified aggregate limits based on consolidated net income, net proceeds from asset and stock sales and certain other transactions. Such restrictions are not applicable to dividends (i) in respect of UCAR's administrative fees and expenses and (ii) for the specific purpose of the purchase or redemption by UCAR of capital stock held by present or former officers of the Company up to $5 million per year or $25 million in the aggregate.

RECAPITALIZATION BANK FACILITIES

At Global's option, the interest rates applicable to the Recapitalization Bank Facilities were either adjusted LIBOR plus a margin ranging from 2.50% to 3.75% or the alternate base rate plus a margin ranging from 1.50% to 2.75%. The alternate base rate was the higher of Chemical Bank's prime rate and the federal funds effective rate plus 0.5%. At the relevant foreign credit party's option, the interest rate applicable to the foreign subsidiary loans was either adjusted LIBOR plus 0.5% or the alternate base rate (or the local equivalent thereof). The average interest rate on the Recapitalization Bank Facilities during 1995 was 9.68%.

Global paid a per annum fee equal to 2.50% of the aggregate face amount of outstanding letters of credit, and a per annum fee equal to 0.50% on the undrawn portion of the commitments, under the Recapitalization Bank Facilities.

SENIOR NOTES AND REVOLVING CREDIT AGREEMENT

In June 1994, the Company privately placed, with a group of institutional investors, two series of senior notes in the aggregate principal amount of $175 million: series A notes in the aggregate principal amount of $100 million, bearing interest at 7.88% per annum; and series B notes in the aggregate principal amount of $75 million, bearing interest at a rate of 8.18% per annum. The senior notes were unsecured. The Company used the proceeds from the sale of the senior notes to repay amounts due to C&M Finance & Trading.

On September 15, 1994, the Company established two revolving credit facilities with a syndicate of banks for whom Credit Suisse acted as the agent: a five-year revolving credit facility providing for borrowings up to $100 million and a 364-day revolving credit facility providing for borrowings of up to $50 million. Borrowings under the facilities bore interest at a rate per annum equal to, at the Company's option, depending on the type of borrowing, (i) the higher of the federal funds rate (as defined) plus 0.5% or Credit Suisse's prime rate, (ii) LIBOR (as defined) plus 0.225% to 0.625%, depending upon the Company's then current credit rating, or (iii) certain other bid or prevailing market interest rates. The average interest rate on these facilities during 1994 was 5.75%. These facilities were terminated, and the senior notes were repaid in connection with of the Recapitalization.

OTHER

At December 31, 1995, $21 million ($20 million in 1994 and $19 million in 1993) of foreign assets were pledged as security for short and long-term debt and certain tax liabilities.

At December 31, 1995, payments due on long-term debt in the four years after 1996 were: 1997, $21 million; 1998, $50 million; 1999, $60 million; and 2000,
$75 million.

_______________________________________________________________________________

NOTE 8 INCOME TAXES

Total income taxes were allocated as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Income from operations                                    $ 74     $37     $ 8
Extraordinary charge                                       (20)      -       -
Cumulative effect of change in accounting for
  postemployment benefits                                    -       -      (5)
Stockholders' equity                                       (10)      -       -
- -------------------------------------------------------------------------------
                                                          $ 44     $37     $ 3
_______________________________________________________________________________

The income taxes charged to stockholders' equity relates to the increased projected benefit obligation of approximately $28 million resulting from the Recapitalization (see note 1).

The following is a summary of U.S. and non-U.S. components of income (loss) before provision for income taxes:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
U.S.                                                      $(45)   $ 29     $19
Non-U.S.                                                   141     114      40
- -------------------------------------------------------------------------------
                                                          $ 96    $143     $59
- -------------------------------------------------------------------------------

Income tax expense attributable to income from operations consists of:

(Dollars in millions)
- -------------------------------------------------------------------------------
                                                       Current  Deferred  Total
- -------------------------------------------------------------------------------
Year ended December 31, 1995:
  U.S. Federal income taxes                               $ 33    $(28)    $25
  Non-U.S. income taxes                                     59      10      69
- -------------------------------------------------------------------------------
                                                          $ 92    $(18)    $74
- -------------------------------------------------------------------------------
Year ended December 31, 1994:
  U.S. Federal income taxes                               $ 17    $ (5)    $12
  Non-U.S. income taxes                                     24       1      25
- -------------------------------------------------------------------------------
                                                          $ 41    $ (4)    $37
- -------------------------------------------------------------------------------
Year ended December 31, 1993:
  U.S. Federal income taxes                               $  5    $  -     $ 5
  Non-U.S. income taxes                                     14     (11)      3
- -------------------------------------------------------------------------------
                                                          $ 19    $(11)    $ 8
_______________________________________________________________________________

In December 1992, the Company obtained an income tax exemption from the Brazilian government on income generated from graphite electrode production until 1999. The exemption reduced 1995, 1994 and 1993 income tax expense by $2 million, $6 million and $2 million, respectively.

Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35 percent to pretax income from operations as a result of the following:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Tax at statutory U.S. Federal rate                        $ 34     $50     $21
Net taxes related to the Recapitalization                   37       -       -
Net taxes related to foreign dividends and other
  remittances                                                5       5       -
Adjustments to deferred tax asset valuation allowance      (12)     (7)     (6)
Foreign earnings taxed at different rates                    3      (2)     (2)
Other                                                        7      (9)     (5)
- -------------------------------------------------------------------------------
                                                          $ 74     $37     $ 8
_______________________________________________________________________________

The significant components of deferred income tax expense attributable to income from operations are as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Deferred tax expense (exclusive of the effects of
  other components below)                                 $ (5)    $ 3    $  6
Increase (decrease) in beginning-of-the-year balance
  of the valuation allowance for deferred tax assets       (13)     (7)    (17)
- -------------------------------------------------------------------------------
                                                          $(18)    $(4)   $(11)
_______________________________________________________________________________

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                           1995    1994
- -------------------------------------------------------------------------------
Deferred tax assets:
  Depreciation                                            $  9    $  9
  Sales and product allowances                               4       4
  Compensation and benefit plans                            59      43
  Excess foreign tax credits                                13       7
  Inventory adjustments                                      2       3
  Provision for scheduled plant closings and other
    restructuring                                           14       9
  Net operating loss carryforwards                           1       9
  Debt issuance costs                                        6       -
  Other                                                      5       5
- -------------------------------------------------------------------------------
  Total gross deferred tax assets                          113      89
  Less: valuation allowance                                (11)    (23)
- -------------------------------------------------------------------------------
  Net deferred tax assets                                  102      66
- -------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                              58      59
  Compensation and benefit plans                             3       -
  Inventory adjustments                                      6       4
  Other                                                     12      10
- -------------------------------------------------------------------------------
  Total gross deferred tax liabilities                      79      73
- -------------------------------------------------------------------------------
Net deferred tax asset (liability)                        $ 23    $ (7)
_______________________________________________________________________________

Deferred income tax assets and liabilities are classified on a net current and noncurrent basis within each tax jurisdiction. Deferred income tax assets are included in prepaid expenses in the amount of $18 million at December 31, 1995 ($20 million at December 31, 1994) and other assets in the amount of $34 million at December 31, 1995 ($9 million at December 31, 1994). Deferred tax liabilities are included in accrued income and other taxes in the amount of $9 million at December 31, 1995 ($2 million at December 31, 1994).

The net change in the total valuation allowance for the years ended December 31, 1995, 1994 and 1993 was a decrease of $12 million, $15 million and $10 million respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 1995, the Company had $2 million of non-U.S. tax operating loss carryforwards that will expire in 2005. During the year the Company used $25 million of net operating loss carryforwards from prior years to offset non-U.S. taxable income for 1995 ($38 million for 1994) resulting in a reduction of $9 million in current tax liabilities ($13 million in 1994).

At December 31, 1995, the Company had excess foreign tax credit carryforwards of $13 million. Of these tax credit carryforwards, $1 million expire in 1996, $2 million expire in 1997, $1 million expire in 1998, $3 million expire in 1999, and $6 million expire in 2000. The Company used $95 million of foreign tax credits (including $89 million related to the Recapitalization) to reduce U.S. current tax liabilities in 1995 ($14 million in 1994 and $4 million in 1993).

Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets net of the existing valuation allowances at December 31, 1995.

Provision has not been made for U.S. taxes on the excess of the financial reporting amounts over the tax bases of the Company's investments in foreign subsidiaries and the company carried at equity that are essentially permanent in duration. Such excess amounted to approximately $29 million at December 31, 1995. Determination of the deferred tax liability related to this excess is not practicable. Management believes that the tax liabilities resulting from the reversal of this excess can be substantially mitigated with effective tax planning strategies.
_______________________________________________________________________________

NOTE 9 OTHER (INCOME) EXPENSE (NET)

The following is an analysis of other (income) expense (net):

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Foreign currency adjustments                              $  6    $  2    $ 32
Interest income                                            (23)    (21)   $(39)
Loss on sales and disposals of assets                        1       -       -
Brazilian monetary correction                                2       2       4
Write-down of investments to net realizable value            -       1       1
Bank fees due to the Recapitalization                        7       -       -
Discount on sale of receivables                              1       1       2
Other                                                        9      10      10
- -------------------------------------------------------------------------------
                                                          $  3    $ (5)   $ 10
_______________________________________________________________________________

Foreign currency adjustments exclude for 1994 and 1993, respectively, $1 million and $(1) million representing foreign currency net gains (losses) on debt of the Company's Brazilian subsidiary which have been reported in interest expense, and excludes, for 1993, $1 million, representing foreign currency net gains on prior period taxes payable which have been reported in the provision for income taxes.

_______________________________________________________________________________

NOTE 10 INTEREST EXPENSE

The following is an analysis of interest expense:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Interest incurred on debt                                 $ 88    $ 15    $  9
Amortization of debt issuance costs                          6       -       -
Capitalized interest                                        (1)      -       -
Related foreign currency adjustment                          -      (1)      1
- -------------------------------------------------------------------------------
  Interest expense                                          93      14      10
Interest expense - C&M Finance & Trading, B.V.               -       5      11
- -------------------------------------------------------------------------------
    Total interest expense                                $ 93    $ 19    $ 21
_______________________________________________________________________________

NOTE 11 SUPPLEMENTARY BALANCE SHEET DETAIL

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                           1995    1994
- -------------------------------------------------------------------------------
Notes and accounts receivable:
  Trade                                                 $  177    $143
  Affiliates                                                 3       8
  Other                                                     11       7
- -------------------------------------------------------------------------------
                                                           191     158
- -------------------------------------------------------------------------------
  Allowance for doubtful accounts                          (11)    (10)
- -------------------------------------------------------------------------------
                                                        $  180    $148
- -------------------------------------------------------------------------------
Property, plant and equipment:
  Land and improvements                                 $   36    $ 35
  Buildings                                                166     166
  Machinery and equipment                                  761     748
  Construction in progress and other                        50      21
- -------------------------------------------------------------------------------
                                                        $1,013    $970
- -------------------------------------------------------------------------------
Accounts payable:
  Trade                                                 $   44    $ 44
  Affiliates                                                 -       1
  Other                                                     12       3
- -------------------------------------------------------------------------------
                                                        $   56    $ 48
- -------------------------------------------------------------------------------
Other accrued liabilities:
  Accrued accounts payable                              $   23    $ 12
  Payrolls                                                   6       8
  Restructuring                                             14       7
  Employee compensation and benefits                        40      37
  Employee severance cost                                    3       4
  Other                                                      4       7
- -------------------------------------------------------------------------------
                                                        $   90    $ 75
- -------------------------------------------------------------------------------
Other long-term obligations:
  Postretirement benefits                               $   79    $ 81
  Employee severance cost                                   16      17
  Pension benefits                                          34       6
  Other                                                      8       4
- -------------------------------------------------------------------------------
                                                        $  137    $108
_______________________________________________________________________________

The following is an analysis of the allowance for doubtful accounts:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Balance at beginning of year                              $ 10    $ 17    $ 18
Charged to costs and expenses                                2       2       1
Deductions                                                   1       9       2
- -------------------------------------------------------------------------------
Balance at end of year                                    $ 11    $ 10    $ 17
_______________________________________________________________________________

NOTE 12 EXTRAORDINARY CHARGE

During 1995, the Company recorded an extraordinary charge of $37 million related to early extinguishment of debt (net of tax benefit of $20 million) resulting from the prepayment of $175 million of Senior Notes, the Redemption of $175 million of Subordinated Notes and all amounts borrowed under the Recapitalization Bank Facilities. The extraordinary charge consisted of a premium of $18 million paid on the redemption of the Subordinated Notes and the write-off of deferred debt issuance costs of $39 million.
_______________________________________________________________________________

NOTE 13 LEASES

Lease commitments under noncancelable operating leases extending for one year or more will require the following future payments:

              (Dollars in millions)
- -----------------------------------
  1996                 $3
  1997                  2
  1998                  1
  1999                  1
  2000                  1
  After 2000            6
- -----------------------------------

Total lease and rental expenses under noncancelable operating leases extending one month or more were $4 million in 1995 ($3 million and $4 million in 1994 and 1993, respectively).
_______________________________________________________________________________

NOTE 14 MANAGEMENT COMPENSATION AND INCENTIVE PLANS

Upon consummation of the Recapitalization, the Company entered into three year employment agreements with certain officers. The employment agreements provide the officers with the opportunity to receive bonuses based in part on the achievement of designated EBITDA targets. The Company recorded expenses applicable to these bonuses of $4 million in 1995.

The Company also had a long-term incentive plan for certain management employees which provided incentive compensation based on the Company's performance versus established profitability and cash flow goals for the three years ending December 31, 1995. The goals for 1995 were deemed achieved in accordance with the plan at the date of the Recapitalization. The Company recorded expenses applicable to this plan of $2 million, $6 million and $3 million in 1995, 1994 and 1993 respectively.

In connection with the Recapitalization, UCAR adopted the Management Stock Option Plan under which it granted non-qualified stock options to certain members of management to purchase up to an aggregate of 4,761,000 shares of common stock at an exercise price of $7.60 per share (the price per share paid for the common stock purchased by Blackstone and Chemical Equity Associates in the Recapitalization), of which (i) options for 2,777,000 shares ("Time Options") vested fully at the time of the Offering and (ii) options for 1,984,000 shares ("Performance Options") vested and will vest as follows: 60% at the time of the Offering and 20% in each of 1998 and 1999 if EBITDA for those years is equal to or exceeds a target amount. On December 13, 1995, UCAR granted an additional fully vested Time Option to purchase 10,000 shares of common stock at an exercise price of $31.59 per share.

To encourage senior management to acquire shares of common stock in connection with the Recapitalization, UCAR adopted an equity ownership program. Under this program, certain members of management were given the opportunity to purchase from UCAR shares of common stock at $7.60 per share. Approximately 733,000 shares were purchased for $6 million by members of management under this program. The Company loaned approximately $3 million to certain members of management in connection with these purchased shares. In addition, for each two dollars of common stock purchased, UCAR granted the purchaser one dollar of matching stock (the "Matching Shares"), approximately 329,000 shares. The
Matching Shares vested at the time of the Offering. The shares purchased by management and the Matching Shares are subject to restrictions which generally prohibit transfer thereof prior to the first public offering of common stock in which Blackstone sells shares. In addition, shares held by certain senior executives are subject to further restrictions which limit the amount of such shares which may be transferred until the net proceeds realized by Blackstone from the sale of its shares is at least equal to 90% of the aggregate amount originally paid by Blackstone to acquire its shares. The shares purchased by management and the Matching Shares are subject to "puts" under which the holder can require UCAR to repurchase the shares under certain conditions.

In connection with the Offering, UCAR recognized $18 million of compensation expense in relation to the accelerated vesting of Performance Options and Matching Shares.
_______________________________________________________________________________

NOTE 15 BENEFITS PLANS

RETIREMENT PLANS

Until February 25, 1991, the Company participated in the U.S. retirement plan of Union Carbide. Effective February 26, 1991, the Company formed its own U.S. retirement plan which covers substantially all U.S. employees. Retirement, death and disability benefits related to employee service through February 25, 1991 are covered by the Union Carbide plan. Benefits paid by the Union Carbide retirement plan will be based on final average pay through February 25, 1995, plus salary increases (not to exceed 6% per year), until January 26, 1995 when Union Carbide ceased to own at least 50% of the equity of UCAR. All Company employees who retired prior to February 25, 1991 are covered under the Union Carbide retirement plan.

Pension benefits under the Company plan are based primarily on years of service and compensation levels prior to retirement. Net pension costs for the U.S. retirement plan were $6 million in 1995 ($5 million and $4 million in 1994 and 1993, respectively).

Pension coverage for employees of foreign subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves. Net pension costs for plans of foreign subsidiaries amounted to $1 million in 1995 ($1 million and $2 million in 1994 and 1993, respectively).

The components of net pension cost for 1995, 1994 and 1993 are as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                           1995    1994    1993
- -------------------------------------------------------------------------------
Service cost-benefits earned during the period            $  7     $ 6     $ 7
Interest costs on projected benefit obligation               8       5       5
Actual return on plan assets                               (10)     (5)     (5)
Net amortization and deferral                                2       -       -
- -------------------------------------------------------------------------------
  Net pension cost                                        $  7     $ 6     $ 7
- -------------------------------------------------------------------------------

Pension fund assets are invested primarily in equity investments and fixed income investments. At December 31, 1995, these investments represented 60% and 38% of the total plan assets at fair value, respectively. At December 31, 1995, the remainder of the pension fund assets consisted of cash and cash equivalents held in various financial institutions.

The funded status of the retirement plans at December 31, 1995 and 1994 is as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                 1995            1994
- -------------------------------------------------------------------------------
                                            Overfunded  Overfunded  Underfunded
                                                Plans       Plans        Plans
- -------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                               $(56)       $(44)        $(1)
  Non-vested benefits                             (9)         (2)         (3)
- -------------------------------------------------------------------------------
Accumulated benefit obligation                   (65)        (46)         (4)
Effect of projected future salary increases      (46)        (16)         (3)
- -------------------------------------------------------------------------------
Projected benefit obligation                    (111)        (62)         (7)
Fair value of plan assets                         97          65           3
- -------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                             (14)          3          (4)
Unamortized net asset at transition               (3)         (5)          2
Unamortized prior service cost                     2           2           1
Unrecognized net (gain)                           (6)         (2)          -
- -------------------------------------------------------------------------------
Accrued pension cost                            $(21)       $ (2)        $(1)
- -------------------------------------------------------------------------------

The actuarial assumptions used in determining the net pension cost and pension liability shown above were as follows:

- -------------------------------------------------------------------------------
For the year ended December 31,                   1995           1994
- -------------------------------------------------------------------------------
                                             Overfunded  Overfunded  Overfunded
                                                Plans       Plans      Plans
- -------------------------------------------------------------------------------
Discount rate for determining projected
  benefit obligation                          7.0%-9.0%   8.0%-9.0%     6.0%
Rate of increase in compensation levels       4.5%-7.5%   5.5%-7.5%     4.0%
Expected long-term rate of return on plan
  assets                                      9.0%-9.5%   7.5%-9.5%     6.0%
- -------------------------------------------------------------------------------

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE

The Company provides health care and life insurance benefits for eligible retired employees. These benefits are provided through various insurance companies and health care providers. The Company accrues the estimated cost of these benefits during the employees' credited service period.

Effective January 1, 1993, the Company made changes to its retiree health care programs principally related to plan eligibility requirements for active employees. Beginning January 1, 1995, employees are required to have 10 years of company service after age 45 to receive the Company's full contribution for retiree health care. These changes resulted in a reduction of the accumulated postretirement benefit obligation at January 1, 1993 of $20 million. The Company is amortizing this reduction over the average remaining credited service period of eligible employees (6.5 years) which results in a reduction of net postretirement benefit expense of $3 million per year.

For the years 1995, 1994 and 1993, the components of expense for these postretirement benefits were as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                         1995     1994     1993
- -------------------------------------------------------------------------------
Service cost-benefits earned during the period           $ 3      $ 2      $ 2
Interest costs on accumulated postretirement
  benefit obligation                                       4        5        4
Amortization of the reduction resulting from plan
  amendments                                              (3)      (3)      (3)
- -------------------------------------------------------------------------------
  Total expense                                          $ 4      $ 4      $ 3
_______________________________________________________________________________

At December 31, 1995 and 1994, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

(Dollars in millions)
- -------------------------------------------------------------------------------
At December 31,                                         1995     1994
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                               $46      $44
  Fully eligible active plan participants                 19       19
  Other active participants                                4        4
  Unrecognized reduction of the obligation
    resulting from plan amendments                        11       15
  Unrecognized net gain (loss)                            (1)      (1)
- -------------------------------------------------------------------------------
    Accrued postretirement benefit costs                 $79      $81
_______________________________________________________________________________

The discount rate used in determining the accumulated postretirement benefit obligation ("APBO") as of December 31, 1995 was 7% (8.0% in 1994). The assumed health care cost trend rate used in determining this obligation was 10% (12.5% in 1994), declining between 0.5% and 1% per year to an ultimate rate of 5.5% for the year 2004 and thereafter. The assumed rate of increase in salary levels for the life insurance portion of the APBO was 4.5% (7% in 1994). Cost-sharing provisions between the Company and its employees are assumed to remain constant in the future.

If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1995 would be increased by $4 million. The effect of this change on the sum of service cost and interest cost components of net periodic postretirement benefit cost for 1995 would be less than $1 million.

SAVINGS PLAN

The Company's employee savings plan provides eligible employees the opportunity for long-term savings and investment. Participating employees can contribute 1% to 7.5% of employee compensation as basic contributions and an additional 0.5% to 10% of employee compensation as supplemental contributions. The Company contributes on behalf of each participating employee an amount equal to 30% of the employee's basic contribution. The Company contributed approximately $1 million in each of the years ended 1995, 1994 and 1993.

INCENTIVE PLAN

The Company provides a group profit sharing plan for all employees in the United States. Compensation payments from this plan are based on the Company's performance in exceeding certain profit goals. Costs for the profit sharing plan were $10 million, $7 million, and $4 million in 1995, 1994 and 1993, respectively.
_______________________________________________________________________________

NOTE 16 RELATED PARTY TRANSACTIONS

The Company has significant business relations with related parties, including Blackstone and EMSA. Prior to the Recapitalization and the Offering, Union Carbide and its subsidiaries, Mitsubishi and its subsidiaries, C&M Finance and Trading, B.V. ("C&M") (jointly owned by Union Carbide and Mitsubishi) were related parties and the Company had significant business relations with them.

C&M provided financing to the Company during 1993 and 1994 at interest rates of 6% through June 30, 1993 and 4.5% thereafter.

The following represents purchase, sale and certain allocated expense transactions with affiliated companies during 1995, 1994 and 1993. Other related party transactions are described elsewhere in the notes to Consolidated Financial Statements.

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                         1995     1994     1993
- -------------------------------------------------------------------------------
Affiliated companies (excluding EMSA):
  Net sales                                              $ 4      $19      $25
  Purchases                                                -       11        8
  Expenses included in selling, administrative and
    other expenses                                         1        2        3
- -------------------------------------------------------------------------------
EMSA:
  Net sales                                               11        9        8
  Purchases                                                2        -        -
- -------------------------------------------------------------------------------

Settlements with affiliated companies are normally concluded with a range of terms similar to those made with unrelated parties.
_______________________________________________________________________________

NOTE 17 RESTRUCTURING COSTS

The Company recorded restructuring costs of $30 million during 1995 to write-off fixed assets of $22 million and accrue $8 million of related shutdown costs in connection with a project to close certain high cost manufacturing operations and to add modern lower cost manufacturing operations at the Company's North American graphite electrode plants.

During 1993, the Company recorded $33 million of costs associated with restructuring plans. The restructuring plans, designed to increase overall profitability, mainly involved closing or downsizing operations at certain locations and related shutdown costs. The employee severance costs associated with the downsizing activities have been included in the cumulative effect on prior years of change in accounting principles for postemployment benefits.

The following is a summary of the restructuring costs:

(Dollars in millions)
- -------------------------------------------------------------------------------
For the year ended December 31,                         1995     1994     1993
- -------------------------------------------------------------------------------
Fixed asset write-offs                                   $22        -      $28
Other                                                      8        -        5
- -------------------------------------------------------------------------------
                                                         $30       $-      $33
_______________________________________________________________________________

NOTE 18 SUBSEQUENT EVENT - PUBLIC OFFERING

On March 6, 1996, certain stockholders of the Company sold 16,675,000 shares of UCAR's common stock in a secondary public offering. In the secondary offering, Blackstone, Chemical Equity Associates and certain members of management sold approximately 15,449,000 shares, 826,000 and 400,000 shares, respectively. After the secondary offering, Blackstone owns approximately 20% of the outstanding shares of UCAR's common stock. The Company did not sell any shares in the secondary offering and will not receive any proceeds from the shares sold by the selling stockholders. Approximately 193,000 of the shares sold by management are from vested stock options which were exercised concurrently with the secondary offering and the Company received exercise proceeds of approximately $1.5 million.
_______________________________________________________________________________

NOTE 19 PRO FORMA NET INCOME PER SHARE (UNAUDITED)

For the unaudited pro forma net income per share data presented on the Consolidated Statements of Operations, historical net (loss) for the year ended December 31, 1995 has been adjusted as if the Recapitalization, Offering, Redemption and Refinancing occurred as of January 1, 1995 and to exclude the extraordinary charge and the non-recurring effects of the Recapitalization and the Offering. The weighted average shares outstanding reflects shares of common stock outstanding after the Offering, including common stock equivalents calculated in accordance with the "treasury stock method," wherein the net proceeds therefrom are assumed to repurchase shares of common stock at $25.74 (the average price for the year ended December 31, 1995). Historical net income
(loss) per share has been omitted as the historical capitalization of the Company is not indicative of the Company's current capital structure.

The following table sets forth summary pro forma consolidated statement of operations data for the year ended December 31, 1995:

(Dollars in millions except per share amounts)
- -----------------------------------------------------------------
Pro Forma Amounts:
  Operating profit                                        $   214
  Interest expense                                             74
  Provision for income taxes                                   52
  Net income                                                   91
  Net income per share                                    $  1.87
  Weighted average shares outstanding (in thousands)       48,763
- -----------------------------------------------------------------

The following table sets forth a summary of the pro forma adjustments to net income reflected in the above table:

(Dollars in millions)
- -------------------------------------------------------------------------------
Net loss as reported in the Consolidated Financial
Statements                                                   $(12)
Extraordinary charge                                           37

Pro forma effects of the Recapitalization (after tax):
  Compensation expense related to the Long
  Term Incentive Compensation Plan                              1
  Senior subordinated credit facility expense                   4
  Net adjustment to interest                                   (3)
  Taxes due to the Recapitalization                            37

Pro forma effects of the Offering and Redemption
(after tax):
  Accelerated vesting of performance stock
  options and matching shares                                  12
  Net adjustment to interest                                    9

Pro forma effects of the Refinancing (after tax):
  Net adjustment to interest                                    6
- -------------------------------------------------------------------------------
Pro forma net income                                         $ 91
_______________________________________________________________________________

INDEPENDENT AUDITOR'S REPORT
_______________________________________________________________________________

To the Board of Directors
UCAR International Inc.:

We have audited the accompanying Consolidated Balance Sheets of UCAR International Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related Consolidated Statements of Operations, Cash Flows and Stockholders' Equity (Deficit) for each of the years in the three year period ended December 31, 1995. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of UCAR International Inc. and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 2 to the Consolidated Financial Statements, in 1993 the Company adopted the provisions of Statement of Financial Accounting Standards 112, "Employers' Accounting for Postemployment Benefits."

                                             /s/  KPMG PEAT MARWICK LLP
Stamford, Connecticut
March 8, 1996

DIRECTORS AND OFFICERS
_______________________________________________________________________________________________________________
DIRECTORS
Robert P. Krass (2,3)             Glenn H. Hutchins (2,3,4)            Peter G. Peterson (2)
Chairman of the Board,            General Partner                      Chairman
President and Chief               The Blackstone Group LP              The Blackstone Group LP
Executive Officer
UCAR International Inc.

R. Eugene Cartledge* (1)          Robert D. Kennedy (1,4)              Stephen A. Schwarzman
Former Chairman and               Former Chairman and Chief            President and Chief
Chief Executive Officer           Executive Officer                    Executive Officer
Union Camp Corporation            Union Carbide Corporation            The Blackstone Group LP

John R. Hall (1)                  Howard A. Lipson (2)                  *  Effective February, 1996
Chairman and Chief                General Partner                      (1) Audit Committee
Executive Officer                 The Blackstone Group LP              (2) Nominating Committee
Ashland Inc.                                                           (3) Compensation Committee
                                                                       (4) Stock Compensation Committee
_______________________________________________________________________________________________________________

OFFICERS
Robert P. Krass (1963, age 59)    Peter B. Mancino (1975, age 53)      William P. Wiemels (1967, age 51)
Chairman of the Board,            Vice President, General              Vice President, Chief Financial
President and Chief               Counsel and Secretary                Officer and Treasurer
Executive Officer

Robert J. Hart (1961, age 58)     Maurice Marcellin (1962, age 61)     Fred C. Wolf (1967, age 51)
Vice President and                Vice President and                   Vice President, Administration
General Manager,                  General Manager,                     and Strategic Projects
North and South America           Europe and South Africa
                                                                       ( ) Year first employed and current age.

CORPORATE AND INVESTOR INFORMATION
_______________________________________________________________________________
CORPORATE HEADQUARTERS

UCAR International Inc. 39 Old Ridgebury Road, Section J4, Danbury, Connecticut 06817-0001 203-207-7700

LOCATION OF FACILITIES & SALES OFFICES

     United States                          International
- -------------------------    --------------------------------------------------
Irvine, California           Salvador Bahia, Brazil   Forno Allione, Italy
Danbury, Connecticut         Sao Paulo, Brazil        Milan, Italy
Niagara Falls, New York      Welland, Canada          Monterrey, Mexico
Lakewood, Ohio               Beijing, China           Singapore
Parma, Ohio                  Calais, France           Pamplona, Spain
Clarksville, Tennessee       Notre Dame, France       Meyerton, South Africa
Columbia, Tennessee          Rungis, France           Geneva, Switzerland
Lawrenceburg, Tennessee      Hong Kong                Sheffield, United Kingdom
Clarksburg, West Virginia    Caserta, Italy

STOCK EXCHANGE LISTING

The common stock of UCAR  International  Inc. is listed on the New York Exchange
- -- trading symbol UCR.

STOCK PROFILE

As of December 31, 1995, there were 45,961,718 shares of common stock outstanding and 54 stockholders of record. The Company estimates over 3,800 stockholders are represented by nominees.

COMMON STOCK PRICE INFORMATION

UCAR's common stock closed at $33 3/4 on December 29, 1995, the last trading of the Company's fiscal year. The quarterly high and low market prices of the UCAR's common stock in 1995 were as follows:

_____________________________________________________
Quarter Ended               High               Low
_____________________________________________________
March 31                     --                --
June 30                      --                --
September 30*              29 1/4            24 3/4
December 31                33 3/4            26 3/8
_____________________________________________________
* Public trading commenced on August 10, 1995.

DIVIDEND POLICY

It is the current policy of UCAR's Board of Directors to retain earnings to repay debt and finance operations of the Company and not to pay any cash dividends on the common stock.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 7, 1996 at 10:30 AM at the Danbury Hilton, 18 Old Ridgebury Road, Danbury, Connecticut 06810

STOCKHOLDER CONTACT AND FORM 10-K

Stockholders and prospective investors are welcome to call or write UCAR with questions or requests for additional information. Copies of UCAR's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1995 are also available, without charge. Inquiries should be directed to: William P. Wiemels, Vice President and Chief Financial Officer, or Michael T. Norton, Director of Strategic Planning and Budgeting, at UCAR's corporate headquarters, telephone 203-207-7700.

TRANSFER AGENT

For information or assistance regarding individual stock records, transactions or stock certificates, contact:

   Bank of New York, Shareholder Relations, Department - E
   P.O. Box 11258, Church Street Station
   New York, New York 10286  1-800-524-4458

INDEPENDENT AUDITORS
   KPMG Peat Marwick LLP
   Stamford, Connecticut

                              [front of back page]

UCAR International Inc.
39 Old Ridgebury Road
Danbury, CT 06817
                                  [back page]